[Letterhead of Sonnenschein Nath & Rosenthal LLP]

1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com
Ira I. Roxland
212.768.6999
iroxland@sonnenschein.com

October 31, 2007

John Reynolds David Link Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-32931 Form 8-K filed July 19, 2007, Exhibit 99.2 Form 8-K filed August 2, 2007, Exhibit 99.1

Dear Messrs. Reynolds, Link and Bhaumik:

By letter dated September 27, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the preliminary proxy statement on Schedule 14-A filed with the Commission on August 17, 2007 by Millennium India Acquisition Company Inc. (the “Company”).  The preliminary proxy statement was filed primarily in connection with the Company’s proposed purchase (the “Share Purchase Transactions”) of a 14.90% equity interest in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM,” and, collectively with “SMC,” the “SMC Group” or the “Group”), in which the Company also seeks stockholder approval of a pair of agreements entered into with SMC and SAM, providing the Company with the option to require each of them to begin regulatory approval proceedings that would permit them to issue Global Depositary Receipts (“GDRs”) to the Company equivalent to up to an additional 6% of the equity share capital of SMC and SAM (collectively with the Share Purchase Transactions, the “Transactions.”

This letter sets forth the Company’s responses to the Staff’s comments on the preliminary proxy statement.  Concurrently with this letter, the Company is filing a revised draft of its preliminary proxy statement on Schedule 14-A (“Revised Preliminary Proxy Statement”) with the Commission.  We have included three blacklined copies of the Revised Preliminary Proxy Statement showing changes made to the original filing and one clean copy.

For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.  Please note that references to page numbers in the responses below relate to page numbers in the Revised Preliminary Proxy Statement.

General

1.
In several places in your Form S-1 (File No. 333-133189), you stated that you formed the company to effect “a merger, capital stock exchange, asset acquisition or other similar transactions with one or more businesses that have operations primarily in India.”  In the prospectus, you also stated that by a “target business” you meant an operating business with primary operating activities in India,” and by a “business combination” you meant “the acquisition by [you] of such a target business.” Although the prospectus does not define what you mean by an “acquisition,” a reasonable investor is likely to understand that term to mean your acquiring of a controlling interest in one or more target businesses.  Since you are acquiring only 14.9% equity interest in each of two entities, please disclose throughout the proxy statement, including in a separate risk factor discussion, the potential liabilities in the case you would be subject to litigation alleging that your current transactions of acquiring minority interests are inconsistent with the implicit representation in the disclosure made in your IPO prospectus.

Response:

The Company has revised the disclosure on pages 15, 26/27 and 113 in response to the Staff’s comment.

2.
In your correspondence dated August 29, 2007, you discuss why you decided to acquire less than 15% of the shares of the target companies.  However, despite certain constraints and burdens associated with the acquisition of 15% or more of the shares of a public Indian company, there does not appear to be any prohibition under Indian law for you to acquire the majority shares of an Indian company.  Please explain in an appropriate part of the proxy statement why you did not choose to acquire more than 15% of the shares of an Indian company despite the necessary conditions and delays.

Response:

The Company has revised the disclosure on pages 4, 12 and 26 in response to the Staff’s comment.

3.
It appears that the share purchase agreements and the option agreements are closely linked together and that the company’s shareholders need to consider all these agreements for approval.  Please provide us copies of the option agreements and append them to the proxy statement.  We may have further comment.

Response:

The Company has provided copies of the option agreements as Annexes 3-A and 3-B to this letter and is filing such copies as Annexes E and F to the Revised Preliminary Proxy Statement.  In addition, the Company has revised the disclosure in the Letter to the Millennium

Stockholders, the Notice of Special Meeting and the Proxy Card, as well as in the section “The Share Purchase Proposals and Option Proposals” of the Revised Preliminary Proxy Statement, to provide for shareholder votes on the option agreements, and has made corresponding changes throughout the Revised Preliminary Proxy Statement.

4.
Since your transactions with the SMC do not constitute an acquisition as the term is generally understood, please substitute this term throughout the document with terms that describe the transactions more accurately, such as “share purchase.”

Response:

The Company has revised the disclosure throughout the Revised Preliminary Proxy Statement in response to the Staff's comment; however, the Company respectfully informs the Staff that it does not concede that the proposed transactions are not “acquisitions.”

In addition, the Company’s board of directors has added a new proposal to the Revised Preliminary Proxy Statement to clarify the meaning of “acquisition” in the context of the definition of “business combination” in its certificate of incorporation.  For that purpose, the Company’s board of directors proposes to amend the certificate of incorporation to add the words “interest in an” before “operating business.”  The portion of the certificate of incorporation affected by this amendment would therefore be changed to read as follows:

FIFTH: …A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an interest in an operating business (“Target Business”)….

The Company supplementally advises the Staff that it has obtained from its special counsel, Richards, Layton & Finger, P.A., of Wilmington, Delaware, an opinion to the effect that the provision in Article FIFTH of our certificate of incorporation that attempts to eliminate the statutory right of our stockholders to amend the certificate prior the consummation of a business combination or July 25, 2008, whichever occurs earlier, is contrary to Delaware law because it purports to eliminate the rights granted to a corporation and its stockholders by the Delaware General Corporation Law (“DGCL”).  The opinion of Richards, Layton & Finger, P.A. notes that section 242(a) of the DGCL has been interpreted as providing an unequivocal and unqualified grant to a corporation of the right to amend its certificate of incorporation, so long as the amended certificate complies with the DGCL.  The opinion also notes, however, that there is no Delaware case directly on point and that its conclusion is based on reasoning from decisions that are not on point.  The form of opinion is attached to this letter as Annex 4-A.

5.
Advise us whether or how, if the proposed acquisition of shares is consummated, any future material information, agreements, transactions or financial information of SMC and SAM that would affect the interests of Millennium’s shareholders will be publicly disclosed.

Response:

Upon registering as a closed-end investment company under the 1940 Act, the Company will provide its stockholders with semi-annual reports as well as quarterly reports of its portfolio holdings on Form N-Q as required by the 1940 Act.  Subject to the Company receiving from the Commission the requested exemptive relief from Section 12(d) of the 1940 Act and closing the proposed Transactions with SMC and SAM, the Company will undertake on part C of its 1940 Act registration statement to file Forms 8-K furnishing the quarterly and annual financial statements of SMC and SAM within 5 business days of their receipt from SMC and SAM.  Quarterly statements will be translated into U.S. GAAP without any auditor review.  This undertaking shall apply only if more than 25% of the Company’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date of receipt of the quarterly financial statements.  The Company notes that Section 8.4 of the shareholders agreements that it expects to enter into with SMC and SAM in connection with the Transactions (the “Shareholders Agreements”) requires each of SMC and SAM to furnish quarterly financial statements translated into U.S. GAAP within 42 days after the end of the quarter and annual financial statements prepared in accordance with U.S. GAAP and audited by a PCAOB “top 6 accounting firm” within 87 days of the end of the fiscal year.

The Company also will undertake to file promptly Forms 8-K furnishing any material information, agreements, transactions or financial information furnished to the Company by SMC and SAM outside of its quarterly and annual financial statements.  This undertaking shall apply only if more than 25% of the Company’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the receipt of the material information by the Company.  In addition, we note that Section 8.4 of the Shareholders Agreements requires each of SMC and SAM to ensure that the Company is informed of any and all material occurrences on an ongoing basis within 4 business days of such occurrence.

6.	We have referred this filing to the Division of Investment Management for review. We will provide you with comments, if any, from the Division of Investment Management as soon as practicable.

Response:

The Company acknowledges the Staff’s comment.

7.	Please revise the proxy statement to indicate the status of your application for an exemption from the provisions of Section 12(d)(3) of the 1940 Act.

Response:

The Company has revised the disclosure in the Letter to the Millennium Stockholders and the Notice of Special Meeting, as well as on pages 6, 15, and 40 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

8.	Please consider adding a diagram showing the corporate structure of SMC Group and the other companies to better help the investors understand the transactions.

Response:

The Company has revised the disclosure on page 62 to include a diagram showing the corporate structure of the SMC Group.

9.
We note that the Form 8-K filed on July 19, 2007 includes a SMC Investment Solutions & Services power point presentation describing the proposed acquisition of a minority equity interest in the SMC Group of Companies and indicates that the presentation will be distributed to the company’s stockholders as well as other interested persons.  We note that the company has provided forecasted financial results for the next three fiscal years ended March 31 for revenue, EBITDA and net income for the SMC Group.  We also note that these financial forecasts were also disclosed in the Form 8-K filed on August 2, 2007.  It appears that this information maybe material to Millennium’s stockholders.  We also note that the noted information does not appear in the proxy statement filed on August 17, 2007.  Please advise us whether you believe disclosure is required of the forecasted financial results.  Additionally, advise us of the reasonable basis for the noted projections.  We may have further comment.

Response:

The Company has revised the disclosure on page 95 to include a table containing the forecasted financial results for revenue, earnings before income taxes and net income for the SMC Group on a combined basis for the fiscal years ending March 31, 2008, 2009 and 2010.  The Company advises the Staff that earnings before income taxes had been mistakenly translated into “EBITDA” in the Power Point Presentation filed on July 19, 2007 as an exhibit to the current report on Form 8-K.  The Company is amending the Power Point Presentation to correct this error and will refile the amended version on Form 8-K.

The Company has been advised by the SMC Group that the following factors represent the bases for the noted projections, which the SMC Group and the Company believe are reasonable:

●
Number of locations:  In March 2005, the number of locations at which the SMC Group operated was 294.  In March 2006, that figure had risen to 538 and in March 2007 to 803.  As per The Economic Times, a leading business daily in India, one of the top 10 brokers in India already had more than 2,400 locations in March 2007.  On the basis of past performance and market potential, the SMC Group believes that its projection of the number of locations (1,600) at which it expects to operate by March 2010 is conservative.

●
Growth of Indian economy:  According to the “Economic Survey 2006-2007” published by the Government of India (attached to this letter as Annex 9-A), the growth rate of the Indian economy in 2005-06 and 2006-07 was 9.0% and 9.2%, respectively. For the years 2009-13 (referred to as the “Eleventh Five Year Plan” in the survey) the target is 9.0%.  In light of this information, the SMC Group believes its assumption as to an 8.0% annual GDP growth rate is reasonable.

●
International Expansion:  The SMC Group has recently ventured outside of the borders of India to establish a presence in Dubai in the form of a trading and clearing membership at the Dubai Gold and Commodities Exchange.  It is in the process of opening an office in London.  On the basis of past performance and market potential, the Group believes that its plan of international expansion is reasonable.

Letter to the Millennium Stockholders

10.
Revise your letter to the Millennium Stockholders and your Notice of Special Meeting to address that the company requires an exemption from the provisions of Section 12(d)(3) of the 1940 Act from the Securities and Exchange Commission for the proposed acquisition transactions to be consummated and that there is no assurance that the SEC will grant the requested relief sought.

Response:

The Company has revised the disclosure in the Letter to the Millennium Stockholders and Notice of Special Meeting in response to the Staff’s comment.

The Parties, page 2

11.	Please name the “various affiliates of the promoters” of SMC and SAM that are parties to the agreements.

Response:

The Company has revised the disclosure on pages 3/4 and 46/47 in response to the Staff’s comment.

The Relationship between SMC and SAM, page 2

12.	Please append the organizational documents of SMC and SAM to the proxy statement.

Response:

The Company is filing copies of the charters of each of SMC and SAM as Annexes G and H to the Revised Preliminary Proxy Statement, respectively.

13.
We note your disclosure that there is a pending implementation of a holding company structure and that SMC and SAM operate as an integrated business.  Clarify the current structure of SMC Group with SMC and SAM.  Also please clarify the control relationship of SMC over SAM.

Response:

The Company has revised the disclosure on pages 62 and 63 in response to the Staff’s comments.

The Acquisition Agreement, page 3

14.
You state that Indian law prevents you from initially acquiring greater than 14.9% equity interest in each of SMC and SAM.  In your correspondence dated August 29, 2007, you have stated that the Indian regulations require companies buying 15% or more shares of an Indian company to make an open offer to buy an additional 20% of shares from the public shareholders.  Please amplify your disclosure to explain, if accurate, that even though this requirement makes a purchase of 15% or more shares in an Indian company a two-step process, you could have acquired greater than 50% shares in an Indian company without Indian laws prohibiting your acquisition of majority control of an Indian company.

Response:

The Company has revised the disclosure on pages 4, 12 and 26 in response to the Staff’s comment.  The Company advises the Staff that while Indian laws do not prohibit the acquisition of a greater than 15% interest in SMC and SAM per se, an acquisition of a greater than 15% interest in these entities would have presented severe obstacles to consummation of the Share Purchase Transactions.

Indian regulations require every company or person acquiring 15% or more of the share capital of a listed Indian company to announce an open offer, within 4 days of signing the definitive acquisition agreement, to buy at least an additional 20% of the share capital from the target company’s public shareholders.  The offer has to be commenced between 49 and 59 days after signing the definitive acquisition agreement, must be kept open for 20 days, and payment for the shares so purchased must be made between within 79 and 94 days after the signing.  The shares of both SMC and SAM are listed, albeit not traded, on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively.  If the Company had decided to acquire 15% or more of the SMC Group, it would have been required to commence the open offer by July 10, 2007, or 59 days after May 12, 2007, the date that the share subscription agreements were signed, and make payment under the offer by August 14, 2007. On June 30, 2007, the Company had $1,241,933 in assets outside of the trust account and thus available to pay for the shares acquired in the open offer.  Had a more than insignificant number of SMC’s and SAM’s shareholders decided to accept the open offer, the Company would not have been able to fund the purchase of such shareholders’ shares without additional financing.  The Company has calculated that the funds required to be able to conduct an open offer for 20% of SMC’s and SAM’s shares would have amounted to approximately $55 million.  The Company has therefore decided to limit its investment in the SMC Group to 14.9%.

Required Vote, page 3

15.	Please explain clearly the nature of plurality of votes required by the director election proposal.

Response:

The Company has revised the disclosure in the Letter to Stockholders as well as on pages 5 and 42 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

Questions and Answers About The Acquisition, page 9

16.	Please expand this section to include separate questions-and-answers instructing shareholders on the following matters:

●	what if shareholders abstain from voting or fail to instruct their banks, brokerage firms, or nominees;

●	whether shareholders need to send in their stock certificates at present; and

●	whether shareholders may seek statutory appraisal rights with respect to their shares.

Response:

The Company has revised the disclosure on pages 12 through 14 in response to the Staff’s comment.

Risk Factors, page 11

17.	Please represent in the introductory paragraph that you have described all material risks.

Response:

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

18.
We note your statement that “the risk factors described below are those significant risk factors, currently known and specific to the SMC Group, that we believe…Additional risks not currently know to us or that we now deem immaterial may also harm us and adversely affect your investment in our securities.” (Emphasis added).  You should not reference risks that are not deemed material.  Revise to delete the noted statement.

Response:

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

19.	Please revise to present the risks of ownership of the SMC Group’s shares closer to the front of the risk factors section.

Response:

The Company has moved the risk factors relating to the transactions and ownership of the SMC Group’s shares to the front of the Risk Factors section in response to the Staff’s comments.

20.
Currently, the subheadings of several risk factors merely state facts instead of clearly indicating the particular risks under discussion.  In addition, the subheadings and narratives of many risk factors refer to generic risks that may “adversely impact” or “adversely affect” your operations.  Please revise the risk factor captions and discussions to specifically state the respective risk to the company and/or investors.

Response:

The Company has revised the disclosure on pages 15 through 23 in response to the Staff’s comments.

21.
Please consider adding a risk factor addressing the following risks or advise us why it is not necessary:  Whether the laws of India provide protection for minority stockholders and whether minority stockholders have recourse if the stockholders are dissatisfied with the conduct of the affairs of the SMC Group.

Response:

The Company has been advised as follows:  Under the Indian Companies Act (the “Act”), a shareholder holding not less than 10% of the issued share capital of the company has the right to complain to the Company Law Board under section 397 and 398 of the Act, in case the affairs of the company are being conducted in a manner prejudicial to the public interest or to the interest of the company or in a manner oppressive to any member or members of the company.  Since the Company would, post-transaction, be the holder of  14.90% of the Group’s shares, it would enjoy the rights available to minority shareholders in India in case of oppression or mismanagement by majority shareholders. Therefore, the Company does not consider that it would be necessary to add a risk factor addressing the lack of protection of minority shareholders.

Indian financial service providers are dependent on regulatory approval…, page 11

22.
Please discuss with more specificity the likelihood of, and reasons for, SMC Group’s licenses being revoked or refused renewal, including the current license for portfolio management services it is awaiting from SEBI.

Response:

The Company has revised its disclosure on page 18 in response to the Staff’s comment.

The Indian financial services sector is subject to government regulations..., page 13

23.	Please discuss the specific Indian government regulations in current effect or under review that would affect the business of the SMC Group.

Response:

The Company has revised the existing risk factor on pages 18 and 19 in response to the Staff’s comment.

Foreign, currency fluctuations could adversely affect our ability to achieve our business objective, page 13

24.	Please quantify the range of currency fluctuations in the past one year to provide investors a more concrete idea of the nature of the risk discussed.

Response:

The Company has revised the disclosure on pages 20 and 25 in response to the Staff’s comment.

High level of dependence on promoters for financing and management support, page 14

25.
Please revise the risk factor caption to identify the specific resulting risk.  Please identify the promoters of the SMC Group.  Also, describe whether any of them have business interests that are different from those of the SMC Group or whether any of them are known to be withdrawing their support from the SMC Group.

Response:

The Company has revised the disclosure on pages 20 in response to the Staff’s comment.

The SMC Group depends on its management team..., page 15

26.	If any of the SMC Group’s key personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave the SMC Group.

Response:

The Company supplementally advises the Staff that none of the SMC Group’s key personnel currently intends to retire or otherwise leave the company.  As such, the Company has not revised its disclosure in response to this comment.

The SMC Group may be accused of infringing the intellectual property and other rights of others…, page 17

27.	Please tell us, with a view to disclosure, whether the SMC Group is aware of any impending lawsuit against it.

Response:

The Company supplementally advises the Staff that the SMC Group is not aware of any impending lawsuit against it relating to intellectual property and other rights.  As the risk of infringing intellectual property rights has been determined to be immaterial to the SMC Group, the Company has decided to remove this risk factor from its disclosure.

The Company operates on leased premises, page 18

28.
Please revise the risk factor caption to identify the specific risks arising from the SMC Group having leased, and not owned, properties.  Also, disclose whether the SMC Group has faced real property-related litigation.

Response:

The Company supplementally advises the Staff that the SMC Group has not faced real property-related litigation.  As the risk of operating on leased premises has been determined to be immaterial to the SMC Group, the Company has decided to remove this risk factor from its disclosure.

The SMC Group’s plans to expand outside of India and is exposed to various risks ..., page 18

29.	Revise to indicate the location(s) where the SMC Group plans to expand its offices outside of India.

Response:

The Company has revised the disclosure on page 22 and 23 in response to the Staff’s comment.

The SMC Group’s promoters will possess significant influence..., page 19

30.	Please identify the individual promoters of each of SMC and SAM. Also, state the aggregate percentage of shares all these promoters hold in the SMC Group.

Response:

The Company has revised the disclosure on page 17 in response to the Staff’s comment.

Presentation of Financial Information, page 21

31.	Please identify the functional currency of SMC Comex.

Response:

The Company has revised the disclosure on page 25 in response to the Staff’s comments.

The Share Acquisition Proposals, page 22

Option to Acquire Global Depositary Receipts, page 22

32.
We note your statement that “the terms and condition of any GDS issuance will be agreed on between the parties at a future date.”  We do not understand your statement.  Has the consideration for the share purchase between Millennium India Acquisition Company and the SMC Group been determined?  What are the Millennium shareholders voting on if the terms and conditions of any GDS issuance have not been determined?  What total percentage of the equity interest of each of SMC and SAM you will be holding if you acquire the maximum number of GDSs from those entities?  What is the maximum consideration you will be paying for the Global Depositary Shares?  Please revise to address the terms and conditions of any GDS  issuance so the Millennium stockholders may make an informed investment decision.  We may have further comments.

Response:

The Company has revised the disclosure in the Letter to Stockholders and on pages 3, 27 and 51 to reflect the maximum consideration that would be payable by the Company under the option agreements, i.e., if GDRs representing 6% of SMC’s and SAM’s equity interest were issued to the Company.  The Company has also revised the disclosure on pages 27 and 51 to clarify that it would be holding 20.9% of the equity interest of SMC and SAM if it acquired the maximum number of GDRs from those entities.

Background of the Acquisition, page 27

33.	Please discuss in reasonable detail the alternatives to the share subscription agreements that you considered and which you describe in your correspondence dated August 29, 2007.

Response:

The Company has revised the disclosure on pages 28 and 29 in response to the Staff’s comment.

34.	Please discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the entities and individuals at each meeting.

Response:

The Company has expanded the disclosure on the meetings relating to its negotiations with representatives of SMC and SAM in connection with the Share Purchase Transactions on pages 29 through 31 in response to the Staff’s comments.

35.
We note that you entered into non-disclosure agreements with 10 companies.  Please summarize the types of companies and transactions you considered and why each of them was ultimately rejected in favor of the transactions with the SMC Group.

Response:

The Company has revised the disclosure on page 28 in response to the Staff’s comment.

36.	Please disclose when you terminated the negotiations with each of the Indian companies to which you presented draft letters of intent and which you list on page 23-24.

Response:

The Company has revised the disclosure on page 28 in response to the Staff’s comment.

37.	Please revise to clarify how Samta Jain & Associates assisted in locating the SMC Group.

Response:

The Company has revised the disclosure on pages 29 and 38 in response to the Staff’s comment.  The Company supplementally advises the Staff that Mr. Raju Jain had been mistakenly identified as working for Step Two Advisors in the original filing of the proxy statement.  Instead, Mr. Jain works for Samta Jain & Associates.

38.
It appears that the first contact between you and the SMC Group occurred indirectly, through Step Two Advisors, on April 23, 2007.  Please represent whether it was the first contact regarding the proposed acquisition and disclose whether you or its affiliated parties had any prior connections or prior business contacts with the SMC Group and its related parties before the stated occasion.  Your revised disclosure should incorporate contacts, discussions, and other communications regardless of the capacity in which the individuals participated.  Clarify whether there is any relationship, affiliation, agreement, or other connection, past and present, between any of your officers, directors, and affiliates, and the officers, directors, and affiliates of the SMC Group.  We may have further comments.

Response:

The Company has revised the disclosure on page 29 to clarify that the April 23, 2007 discussion with Mr. Raju Jain of Samta Jain & Associates was the first contact that the Company had regarding the proposed Share Purchase Transactions and that none of the Company’s officers, directors and affiliates has or has had any relationship, affiliation, agreement or other connection with the officers, directors and affiliates of the SMC Group, other than the relationship that arose out of the April 23, 2007 discussion with Mr. Jain.

39.
Please disclose any fees or other consideration you have paid to Mr. Raju Jain or Step Two Advisors in connection with the transactions with the SMC Group in excess of the finders’ fees you discuss on page 30.

Response:

The Company has revised the disclosure on page 38 to clarify that no additional fees or other consideration was paid to Mr. Raju Jain, Samta Jain & Associates and Step Two Advisors in connection with the transactions in excess of the finders’ fees discussed in that paragraph, except for the reimbursement of expenses incurred in connection with their services provided to the Company.

40.	Please explain the “tag/drag along rights” and the “put option” to which you refer while discussing the negotiations on May 8, 2007 on page 25, and also on page 45.

Response:

The Company has revised the disclosure on pages 30 and 51 in response to the Staff’s comment.

41.
Please disclose whether Grant Thornton recommended any specific amount of consideration to your board of directors and whether that specific amount of consideration constituted the only appropriate consideration for the share acquisition.

Response:

The Company has revised the disclosure on page 34 in response to the Staff’s comment, clarifying that Grant Thornton did not recommend any specific amount of consideration to the Company’s board of directors.

42.
Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the share acquisition changed during the course of the negotiation process with the SMC Group and/or its affiliates.

Response:

The Company has revised the disclosure on pages 28 through 29 in response to the Staff’s comment.  The last paragraph of the new disclosure on transaction structure alternatives clarifies that the fundamentals of the structure, i.e., a purchase of a minority stock ownership interest, had been determined by the Company in conjunction with discussions it had with Indian counsel prior to the commencement of negotiations with the SMC Group.  A new paragraph, “Financial Terms,” describes generally how the financial terms of the transaction were determined prior to and during such negotiations.

43.
Please clarify the extent to which your directors and officers who have interests in the share acquisition that are different from, or in addition to, the interests of your unaffiliated shareholders, actively participated in the deliberations and negotiations related to the share acquisition agreement.  If so, explain if and how the interests of your unaffiliated shareholders were safeguarded.

Response:

The Company has revised the disclosure on pages 29 and 31 in response to the Staff’s comment.

44.	Describe in greater detail Millennium’s meetings with SMC between May 6, 2007 and May 11, 2007.

Response:

The Company has revised the disclosure on pages 30 and 31 in response to the Staff’s comment to provide greater detail on the substance of those meetings.

45.
Discuss the negotiations of the share subscription agreements in greater detail.  Clarify how the final consideration to be paid was determined.  Discuss whether any valuation of SMC was conducted prior to or during the share subscription negotiations.  Indicate whether any valuation of SMC was presented to the Millennium board of directors prior to their approval of the subscription agreements on August 6, 2007.  We may have further comments.

Response:

The Company has revised the disclosure on pages  29, 31 and 33 through 35 in response to the Staff’s comment.

46.
Clarify whether any third party advisors participated in the negotiations of the share subscription agreements.  Identify any third party who advised Millennium during the negotiations of the share subscription agreements.

Response:

The Company has revised the disclosure on page 29 in response to the Staff’s comment.

47.	Please clarify when Grant Thornton was retained to assist on the share subscription transaction. Indicate the services performed by Grant Thornton in connection with the negotiations.

Response:

The Company has revised the disclosure on page 34 through 36 in response to the Staff’s comment.

48.
Any presentations or reports prepared by management, Grant Thornton or other third parties, prior to the boards’ determination on August 6, 2007 to approve the transaction, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions.  Any materials, including reports analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.  The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed share subscription is in their best interests.

Response:

The Company has revised the disclosure on pages 34 through 36 to describe the valuation analysis in greater detail.  The Company supplementally advises the Staff that Grant Thornton did not prepare a formal report to the Company’s board of directors.  The only work product created by Grant Thornton in connection its engagement was an Excel Workbook showing the calculations and results thereof.  This Workbook, which was presented to the Company’s board of directors in connection with their August 2007 meeting at which the board resolved to recommend approval of the Transactions, has been attached to this letter as Annex 48-A/57-A.

In addition, the Company had retained Lazard India Private Limited (“Lazard”) in November 2006 in connection with a previously considered target company.  Under the arrangement with Lazard, since the relevant transaction was not consummated, the Company did not incur any fees.  Lazard, in an effort to build a business relationship with Messrs. Cherian and Kanuga, the Company’s officers, continued to provide responses on a “no fee” basis on discrete issues such as regarding trading multiples of companies in industry sectors in which the Company was interested.  Among those sectors was the financial services sector, and Lazard was asked to calculate the trading multiples of Indian and U.S. brokerage firms.  Lazard did not produce a report as a result of this inquiry; its work product, a series of spreadsheets, has been attached to this letter as Annex 48-B/58-A.

Recommendations of the Board of Directors…, page 25

49.
It appears that even though you retained Grant Thornton to calculate SMC Group’s fair market value, you did not retain an independent financial advisor to determine whether the terms of the share purchase transactions were fair to your unaffiliated shareholders from a financial point of view.  Therefore, it appears that your board of directors did not utilize a fairness opinion as additional evidence of its informed business judgment.  Please address whether your board of directors determined that the share purchase transactions were fair from a financial point of view.  Please also explain in this section how your board of directors has thereby fulfilled its fiduciary obligations to your unaffiliated shareholders.

Response:

The Company respectfully advises the Staff that its board of directors believes that obtaining a fairness opinion as additional evidence of its informed business judgment was neither required under Delaware law nor necessary in order to enable the board to arrive at its conclusion that the Transactions are in the best interest of the Company’s stockholders, including its unaffiliated stockholders.

In examining the fairness of business combination transactions, Delaware courts have traditionally distinguished between third party transactions negotiated at “arm’s length” and transactions between “interested parties,” i.e., entities in which one of the parties controls, is controlled by, or is under common control with, the other party.  In the former transactions, Delaware law does not require the board to prove that the transaction was the product of fair dealing and fair price.  Rather, when there is no controlling party standing on both sides of a transaction and no controlling holder derives a benefit from the transaction at the expense of the minority, the transaction is to be evaluated under the standards of the business judgment rule.

Given the arm’s-length nature of the negotiations between the Company and the SMC Group, the absence of any prior contacts or relationships between the Company’s officers and directors and the SMC Group and its affiliates, and the absence of special consideration to be received by the Company’s directors in case the Transactions are approved, the board of directors was not required to obtain a fairness opinion with respect to the financial aspects of the Transactions.  The only finding that the Company’s board was required to make in connection with such financial aspects was that the fair market value of the investment must equal at least 80% of the Company’s net assets, a requirement contained in the underwriting agreement the Company entered into with the representative in its initial public offering.

Furthermore, in light of the board’s own extensive experience in the area of financial analysis, which is highlighted in added disclosure on page 33, as well as the results of the Grant Thornton analysis, the Company’s board of directors believes that its members had the skill, experience and facts at their disposal to enable them properly to evaluate, and make an informed decision regarding, the transactions.

Finally, it should be stressed that the interests of unaffiliated stockholders of the Company are protected by means of their ability to vote on the Transactions, in which only the votes of holders of publicly-listed shares of the Company will be counted in determining whether the requisite majority of shares is voted in favor of the Transactions.

50.
The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached.

Response:

The Company has expanded its disclosure on pages 31 and 32 in response to the Staff’s comment.

51.
Please represent that you have disclosed all material factors, both positive and negative, that your board of directors considered in reaching its determination that the share acquisition is in the best interests of your company and its shareholders.

The Company has expanded its disclosure on pages 31 and 32 to include additional negative factors and supplementally advises the Staff that it has disclosed all material factors, both positive and negative, that its board of directors considered in reaching its determination that the Transactions are in the best interests of the Company and its stockholders.

52.
Please disclose whether your board of directors considered as a potentially negative factor the risk that a considerable number of your current shareholders may vote against the share purchase transactions and demand to redeem their shares for cash upon consummation of the transactions, thereby substantially depleting the amount of cash available to you following the transactions.

Response:

The Company has revised the disclosure on page 33 in response to the Staff's comment.

53.
Please revise to provide a separate section addressing the board of directors’ previous experience in performing due diligence and the board of directors’ qualifications in valuing companies or advise us why the disclosure is not necessary.

Response:

The Company has revised the disclosure to add such experience and qualifications under the caption “Experience of our Board of Directors” on page 33 in response to the Staff's comment.

54.	Explain why Millennium’s board of directors decided that it was not necessary to obtain a fairness opinion regarding the share subscription transactions with SMC Group.

Response:

The Company respectfully refers the Staff to its response to the Staff’s comment number 49 above.

55.	Please provide a detailed analysis as to the valuation determined by Millennium’s board regarding SMC Group. We may have further comment.

Response:

The Company has revised the disclosure on pages 34 through 36 in response to the Staff's comment.

Valuation Analysis, page 27

56.
You state that the fair market value of the equity interest you propose to acquire in the SMC Group was calculated at $83.14 million, or 198% of your net assets as of June 30, 2007.  However, it appears you are acquiring those shares for approximately $40.57 million.  Please explain how the $40.57 million consideration was determined.  Advise us why the SMC Group would sell you securities with a fair market value of $83.14 million for only $40.57 million.  We may have further comment.

Response:

The Company has revised its disclosure on page 34 to explain how the $40.57 million consideration was determined.

The Company supplementally advises the Staff that it believes that the SMC Group accepted the “post-money” valuation of INR 11 billion (approximately $272.3 million), which corresponds to a valuation of $40.57 million for the 14.90% ownership interest to be acquired by the Company, for the following reasons:

(a)  the valuation of INR 11 billion was in line with the trading multiples of the Company’s listed peer companies in India at the time of the Company’s negotiations with the SMC Group.  It should be noted in this context that trading multiples of Indian peer companies climbed significantly during the latter half of May 2007, when Grant Thornton conducted its updated valuation analysis.  This was a result of increasing market interest in the financial services sector and positive full year earnings announcements by Indian companies, which have a March 31, 2007 fiscal year end.  Therefore, the average trading multiples of all of SMC Group’s peers in Grant Thornton’s analysis are higher than the multiples used during the negotiations with the SMC Group at the beginning of May.

(b)  The Company’s rights as shareholder of SMC and SAM, although enabling it to protect and grow the interests of the Company’s own stockholders, do not provide the Company with the ability to exercise day-to-day operational control over SMC and SAM.

(c)  The Company’s management team and several of its directors are of Indian origin, some of whom are well-known and well-connected in Indian business circles, which may have provided management of the SMC Group with comfort in its decision to accept the Company’s offer.

57.
Please append Grant Thornton’s valuation analysis to the proxy statement as a reasonable shareholder would consider the analysis in its entirety to be material in assessing whether the equity interest you are acquiring in the SMC Group represents at least 80% of your net assets.  Provide us with a copy of the same with your response letter.

Response:

The Company advises the Staff that, as explained further in the Company’s response to the Staff’s comment number 48, above, Grant Thornton did not prepare a report to the Company’s board of directors in connection with its valuation analysis which could be appended to the proxy statement.  We have attached Grant Thornton’s work product, an Excel Worksheet, as Annex 48-A/57-A to this letter, but do not believe that it would be appropriate to append this document to the Revised Preliminary Proxy Statement, as it is largely limited to tables and does not provide enough narrative detail to allow stockholders to be able to understand its underlying assumptions without reference to the disclosure in the proxy statement.

58.
Please provide us with copies of all material non-public information, including board books, projections, and forecasts used in the valuations, as well as any other materials exchanged among and relied upon by all concerned parties, whether or not independently compiled or examined by auditors.  Also, provide us with any supplementary analyses, reports, presentations, or similar materials prepared for or by Grant Thornton in connection with rendering the valuation analysis.

Response:

In response to the Staff’s comment, we have attached the Grant Thornton Worksheet as Annex 49-A/57-A to this letter.  In addition, as discussed more fully in the Company’s response to comment 48, Lazard provided information on comparable companies in India and the U.S., which is attached as Annex 48-B/58-A.

59.	Please list the factors considered and the materials reviewed by Grant Thornton in preparation of the valuation analysis.

Response:

The Company has expanded the disclosure on pages 33 through 35 in response to the Staff's comment.

60.
Please disclose the bases of the key assumptions underlying Grant Thornton’s analysis.  Also, with respect to the financial information and projections utilized, disclose whether Grant Thornton made or obtained any evaluations or appraisals of SMC’s, SAM’s, or your assets and liabilities, contingent or otherwise.

Response:

The Company has revised the disclosure on pages 33 through 35 in response to the Staff's comment.

61.
Please include a detailed discussion of each of the valuation methods used by Grant Thornton.  For example, if applicable, for the discounted cash flow analysis, provide the range of discount rates and the range of implied equity values used.  Also, for the comparable company analysis, provide the market capitalization, total enterprise value, and any other trading multiples considered for each of the compared entities.  Moreover, for the comparable transaction analysis, provide the range of the total transaction values, and the multiples of total enterprise value considered.  These examples are not exhaustive.  You need to provide a complete material summary of each valuation method utilized by Grant Thornton.

Response:

The Company has revised the disclosure on pages 33 through 35 in response to the Staff's comment.

62.	Please discuss the rationale behind Grant Thornton’s use of the particular differential weighted average approach to arrive at the average valuation of the SMC Group at $558 million.

Response:

The Company has revised the disclosure on page 35 in response to the Staff's comment.

63.
Please disclose the fees you have paid Grant Thornton in connection with the preparation of the valuation analysis.  Also, disclose whether you will reimburse Grant Thornton for any reasonable out-of-pocket expense, including attorney fees, in connection with, and indemnify Grant Thornton for certain liabilities that may arise out of, the preparation and rendering of the valuation analysis.  Finally, disclose whether Grant Thornton owns any beneficial interest in your company or in either of SMC or SAM, and whether it has provided any of these parties with any other services.

Response:

The Company has revised the disclosure on page 35 in response to the Staff’s comment.

Interests of Certain Persons in the Acquisition, page 29

64.
We note that certain of your officers and directors may have “interests in the merger that are different from, or in addition to,” the interests of your shareholders generally, which “include, among other things” matters described in this sub-section.  Please advise us that you have discussed all such interests as required by Item 5 of Schedule 14A, or revise accordingly.

Response:

The Company has revised the disclosure on pages 36 and 37 to add a third conflict of interest and has removed the offending clause noted in the Staff’s comment from its revised disclosure.

65.	Please disclose whether any of the officers and directors has purchased any common stock or warrants in the post-IPO market.

Response:

The Company has revised the disclosure on page 37 in response to the Staff’s comment.

66.
You state that if the share acquisition is not consummated, the shares held by your initial stockholders will become worthless.  However, additional disclosure is warranted so that investors may better understand the conflict addressed.  Accordingly, please disclose the expected gains to management in the event that the share acquisition is approved.

Response:

The Company has revised the disclosure on page 36 in response to the Staff’s comment.  The Company advises the Staff that it will quantify the gain on the basis of the Company’s share price on the record date for the Transactions (as an approximation of the share price on the closing date) and disclose such gain in the definitive proxy statement.  Assuming that the share price on the closing date is identical to the share price of $7.50 on October 16, 2007, the Company’s initial stockholders will have gained an aggregate of $13,575,625, or $7.49 per share, based on their initial purchase price of $0.01 per share.

Estimated Fees and Expenses, page 30

67.	Please disclose the aggregate dollar amount of costs associated with the share acquisition that you expect to incur, and provide the cost to date.

Response:

The Company has revised the disclosure on page 37 in response to the Staff’s comment.

Finders, page 30

68.
Please state the specific nature of the assistance rendered to you by each of Samta Jain & Associates and Step Two Corporation, and the number of shares of your common stock each is entitled to receive as consideration.

Response:

The Company has revised the disclosure on page 37  in response to the Staff’s comment.

Conversion Rights, page 30

69.	Please clarify the amount of funds from the trust that may be converted at maximum conversion.

Response:

The Company has revised the disclosure on page 38 in response to the Staff's comment to provide the amount of funds from the trust that may be converted at maximum conversion based on June 30, 2007 numbers.  The Company supplementally advises the Staff that it closes its accounting books on a quarterly basis and that the amount of funds that may be converted as of September 30, 2007 will not be available until the beginning of November.

70.	Please clarify whether non-votes, broker non-votes, and abstentions will prevent your shareholders from exercising their conversion rights.

Response:

The Company has revised the disclosure on page 38 in conjunction with pages 43 and 44 in response to the Staff's comment.

71.
We note your statement that “in order properly to demand conversion, you must send a notice in writing addressed to the Secretary of the corporation…the notice must be sent at least ___ business days prior to the special meeting.”  Later in your proxy statement you state that “a stockholder must also affirmatively exercise those conversion rights at or prior to the time the acquisition proposals are voted on by the stockholders.”  We note that your Form S-1 stated “At the time we seek stockholder approval of any business combination, we will offer each stockholder… the right to have such shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed… A stockholder must also affirmatively exercise such conversion rights at or prior to the time the business combination is voted upon by the stockholders.” Revise to reconcile your statements and, if applicable, advise us how the requirement to send notice at least ___ business days prior to the special meeting complies with the disclosure noted in the Form S-1.  We may have further comment.

Response:

The Company has revised the disclosure on page 44 to clarify that, if a stockholder wishing to convert his shares elects to send his notice by mail (for example, because he or his broker will not be present at the special meeting), he must do so in a manner that ensures arrival at least two business days prior to the special meeting.  Alternatively, a stockholder may deliver his conversion notice in person (or through his broker) at the special meeting.

72.
We note your requirement for conversion that “you tender your stock certificate (either physically or electronically) to our transfer agent within the period specified in a notice you will receive from us, which period will be not less than 20 days from the date of the notice.” Please advise us of the time frame concerning the notice you will send your stockholders regarding tendering their stock certificates.  We may have further comment.

Response:

The Company has revised the disclosure on page 44 to state that it expects such notices to be distributed to converting stockholders within 5 business days of the special meeting.

Liquidation if no Business Combination, page 31

73.
Please disclose the dollar amount of the proceeds held outside of the trust you have spent and the dollar value of the proceeds held outside of the trust that remain available for an additional search of a target for a business combination.

Response:

The Company has revised the disclosure on page 38 to provide the dollar amount of the obligations to vendors and creditors as of June 30, 2007 and the portion of that amount payable from the proceeds held outside of the trust.  As stated in its response to comment 69, the Company closes its accounting books on a quarterly basis and its September 30, 2007 numbers are not yet available.  However, the Company has added to its revised disclosure an estimate of the dollar amount held outside of the trust as of September 30, 2007 as well as an estimate of the dollar amount of the obligations to vendors and creditors as of that date.  The Company has also disclosed that no funds held outside of the trust remain available for an additional search of a target for a business combination.

74.
Please disclose the dollar amount of your outstanding payment obligations to vendors and/or creditors to the extent currently known, and describe their rights.  Also, disclose whether you have the ability to fund these obligations independent from the trust account.  Update your disclosure regarding the status of obtaining waivers of claims from vendors and creditors.  If you have not obtained waivers, name the creditors and the amounts specifically owed to each of them.  Finally, explain how these third parties would be paid in the event of your liquidation.

Response:

The Company has revised the disclosure on page 38 to provide an estimate of the dollar amount of its outstanding payment obligations to vendors and/or creditors, which estimate is subject to change as the Company continues to close its accounting books for the third quarter 2007.  The Company has also disclosed how it intends to fund the obligations.  The Company respectfully advises the Staff that it believes that its existing disclosure in the paragraph beginning with “Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution” on page 38 sufficiently addresses the rights of its creditors in case of a liquidation.  In addition, the Company has clarified its disclosure to state more generally that the claims of its creditors would be senior to the claims of its stockholders.  The Company supplementally advises the Staff that no waivers of claims were sought from vendors and creditors and that it has therefore deleted the relevant disclosure from the Revised Preliminary Proxy Statement.  The Company furthermore believes that its existing disclosure on pages 38 and 39 provides an adequate description of how vendors and creditors would be paid in the event of its liquidation.

75.	Please revise to indicate the status of any efforts to seek waivers from third parties that have not provided waivers. Disclose whether you anticipate receiving waivers from them.

Response:

The Company supplementally advises the Staff that no waivers of claims were sought from vendors and creditors and that it has therefore deleted the relevant disclosure from the Revised Preliminary Proxy Statement.

76.	Please revise to briefly clarify that any liquidation and dissolution, which would be executed pursuant to Delaware law, would cause a delay in the distribution of proceeds.

Response:

The Company has revised the disclosure on page 39 in response to the Staff's comment.

The Special Meeting, page 35

How You Can Vote Your Shares, page 37

77.
We note that proxies “may be solicited by mail, telephone or in person.” Please confirm to us that the information provided to shareholders in the referenced manner will be consistent with the written proxy statement and proxy card.

Response:

The Company confirms to the Staff that the information provided to its stockholders in the referenced manner will be consistent with the written proxy statement and the proxy card.

Proxy Solicitation, page 38

78.
We note that proxies may be solicited by mail or by telephone or in person.  Please note you must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies.  You must also file materials furnished to assist in the answering of stockholder inquiries.  Refer to Rule 14a-6(c) of Regulation 14A.

Response:

The Company acknowledges the Staff’s comment.

Millennium’s Initial Stockholders, page 38

79.
It appears that while your officers and directors are required to vote along with the majority in approving the share acquisition proposal, they may have greater discretion in voting with respect to the warrant proposal and the director election proposal.  Please clarify how officers and directors intend to vote on all proposals.

Response:

The Company has revised the disclosure on page 44 in response to the Staff's comment.

80.
Please clarify whether any of the 15.2% of the outstanding shares owned by your directors and officers was purchased in the aftermarket.  If so, disclose the number and percentage of shares so owned and, if known, how their holders will vote their shares.

Response:

The Company has revised the disclosure on page 44 in response to the Staff's comment to clarify that none of the 15.2% were purchased in the aftermarket.

81.
Please state whether insiders anticipate making purchases in the aftermarket, and disclose whether such shares would be voted in favor of the share acquisition proposal.  Also, disclose the factors that would be considered by the insiders in determining to make these purchases and in determining the amount of such purchases, including any factors relating to the anticipated approval or disapproval of the share acquisition by your unaffiliated shareholders.

Response:

The Company has revised the disclosure on page 44 in response to the Staff's comment to clarify that insiders do not anticipate making purchases in the aftermarket prior to the consummation of the Share Purchase Transactions.

The Share Subscription Agreements..., page 39

82.	Revise the first paragraph to indicate that the discussion in the proxy addresses all of the material terms of the subscription agreements and the shareholder agreements.

Response:

The Company has revised the disclosure on page 46 in response to the Staff's comment.

Ranking of Shares, page 39

83.	Please revise to explain the phrase “pari passu.”

Response:

The Company has revised the disclosure on page 47 in response to the Staff's comment.

Representations and Warranties, page 39

84.
We note your statement that “the SAM share subscription agreement contains representations and warranties that are substantially identical to the ones contained in the SMC share subscription agreement.” Please revise to address any material differences in the representations and warranties or indicate there are no material differences.

Response:

The Company has revised the disclosure on page 48 in response to the Staff's comment to clarify that there are no material differences.

Covenants, page 41

85.
We note your statement that “the SAM share subscription agreement contains covenants that are substantially identical to those in the SMC share subscription agreement…” Please revise to address any material difference in the covenants or indicate there are no material differences.

Response:

The Company has revised the disclosure on page 49 in response to the Staff's comment by replacing “substantially identical” with “identical in all material respects.”

Conditions to Closing, page 42

86.
We note your disclosure stating that the consummation of the share acquisition transactions is subject to the satisfaction or waiver of a number of conditions.  Please be aware that we generally believe that re-solicitation of shareholder votes is required when companies waive material conditions to a transaction, and that you should add disclosure to this effect.

Response:

The Company has revised the disclosure on page 50 in response to the Staff's comment.

87.
In addition, in this subsection and throughout the document, please identify which conditions to completion of the transactions that may be waived by you and which of those waivable conditions you may consider waiving.  If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

Response:

The Company has revised the disclosure on page 50 in response to the Staff's comment.

88.	Please identify the conditions to the consummation of the transactions that have been satisfied so far, and update the status of others, as appropriate.

Response:

The Company has revised the disclosure on page 50 in response to the Staff's comment.

89.	Please discuss whether there is any material uncertainty as to any of the conditions to the closing of the share acquisition.

Response:

The Company has revised the disclosure on page 50 in response to the Staff’s comment.

Exclusivity, page 43

90.
Please disclose whether you will incur any penalties if you choose not to proceed with the share purchase agreements despite the non-occurrence of certain pre-conditions to termination that are listed on page 44.

Response:

The Company has revised the disclosure on page 51 in response to the Staff's comment.

Composition of the Board, page 44

91.	Please disclose the voting rights of the non-executive director appointed by you on the board of SMC. Also, tell us why you may not appoint a similar director on the board of SAM.

Response:

The Company has revised the disclosure on page 51 in response to the first part of the Staff's comment.  With respect to the second part, the Company respectfully advises the Staff that the shareholders agreement with SAM will permit it to make a similar appointment on the board of directors of SAM, as disclosed on page 52.

Election of Directors, page 48

92.
Please ensure that you have provided the months and years to account for the business experience of each of your future directors and officers for the entire duration of the past five years as required by Item 401(e) of Regulation S-K.  In addition, please provide the same information for each of the individuals listed as executive officers and directors of SMC and SAM on pages 92-94.

Response:

The Company has revised the disclosure on pages 55 and 56 and 108 through 110 in response to the Staff's comment.

Industry of the SMC Group, page 51

93.	Please provide support to substantiating your claim that in choosing their financial advisor, many Indian customers prefer the “one-stop shopping” concept.

Response:

The Company has attached as Annex 93-A to this letter material substantiating the referenced claim.

Business of the SMC Group, page 56

SMC’s Strengths, page 57

94.
As this sub-section should not selectively extol the SMC Group’s competitive strengths, please balance the current disclosure by a similar disclosure on the competitive weaknesses of the SMC Group in the Indian financial market.

Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has deleted the list of SMC’s Strengths from the section “Business of the SMC Group” as it believes that these strengths are sufficiently addressed on pages 31 through 33 under the caption “Recommendation of the Board of Directors; Reasons for Recommending Approval of the Share Purchase and Option Proposals.”

Competition, page 61

95.	Please discuss briefly the SMC Group’s general strategy to compete successfully against its competitors. In addition, disclose the SMC Group’s share of the market in which it operates.

Response:

The Company respectfully refers the Staff to its existing disclosure on pages 63 and 64 and notes that it has expanded its disclosure on Competition on page 66 in response to the Staff’s comment.

Selected Financial Information of the SMC Group, page 71

96.	Please revise to present selected financial data for each of the latest five fiscal years as required by Item 301 of Regulation S-K.

Response:

The Company has revised the disclosure on pages 7 through 9 and 75 through 77 in response to the Staff's comment.

Management’s Discussion and Analysis...of the SMC Group, page 73

97.
The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of your disclosure.  As such, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the SMC Group’s future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  Refer to SEC Release No. 33-8350 (December 19, 2003).  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:

The Company has revised the disclosure on page 78 in response to the Staff’s comment.

98.
Where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual business reason, to the extent material, on the overall change.  For example, in your discussion for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006, where you discuss the increase in commission revenue on page 77, you should quantify the two causative factors to which you refer.  Please provide similar quantified information in your discussion of changes in operating results in all other cases where you attribute the changes to more than one factor.

Response:

The Company has been advised by the SMC Group that the information used for their internal management analysis purposes does not capture sufficient detail in order to enable the Group to quantify the impact of each individual business reason.  To the extent an individual business reason was quantifiable on the basis of SMC/SAM’s management information, the Company has expanded its disclosure on pages 82 through 84 and 90 through 92 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis...of Millennium, page 90

99.
Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations.  Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire the minority interests of two Indian financial companies.  In addition, discuss in reasonable detail (i) the economic or industry-wide factors relevant to you and your intention of acquiring the minority interests of the Indian financial companies; (ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them.

Response:

The Company has revised the disclosure on pages 105 through 107 in response to the Staff's comment.

100.
Please address the amounts expended from the proceeds not held in trust following the initial public offering and the current proceeds available.  Discuss any impact of the amount of available cash on your business.  Also, confirm whether you have any current plans to raise additional funds for the purposes of completing the transactions.  Finally, confirm whether your auditors have been paid for their services and whether any balances payable to them are owed.

Response:

The Company has revised the disclosure on pages 106 and 107 in response to the Staff's comment.  The Company supplementally advises the Staff that its obligations to its auditors were approximately $42,000 as of June 30, 2007 (included in accrued liabilities on the balance sheet) and are currently estimated at $88,000.

Beneficial Ownership of Millennium’s Securities, page 96

101.
In the beneficial ownership table, please consider providing varying percentages of post-merger ownership based on the event that 0% and 19.99% of shareholders elect to exercise their conversion rights.

Response:

The Company has revised the table on pages 116 and 117 in response to the Staff's comment.

102.
We note that you have not included the common stock issuable upon exercise of warrants owned by several persons in this section in disclosing their beneficial ownership.  Please quantify in footnote disclosure the amounts that would be beneficially owned assuming approval and consummation of the transaction.  Alternatively, advise us how such warrants are not exercisable within 60 days from the date of the proxy statement.

Response:

The Company has revised the footnotes to the table on pages 116 and 117 in response to the Staff’s comment.

103.
Please identify the natural persons who exercise voting and investment control over the securities held of record by each of Fir Tree, Inc… See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

Response:

The Company supplementally advises the Staff that it does not know the identity of the natural persons who exercise voting and investment control with respect to the securities referenced in the Staff’s comment and that the joint Schedule 13G filing by Sapling, LLC, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc. does not identify the natural persons who exercise voting and investment control over such securities.  The Schedule 13G was signed on behalf of all three entities by one Jeffrey Tannenbaum, as president of Fir Tree, Inc.

104.	Please describe the nature of any affiliation or business relationship between Millennium India and Millennium Management LLC, of which Israel Englander is the managing member.

Response:

The Company has revised the footnote disclosure on page 117 in response to the Staff's comment to clarify that there is no such affiliation or business relationship.

Price Range of Millennium’s Securities, page 98

105.	Please provide the price information as of the latest practicable date. Also, provide the price as of the date immediately prior to the public announcement of the proposed share acquisition.

Response:

The Company has revised the disclosure on page 118 in response to the Staff’s comment.

Financial Statements, page F-1

106.
Please refer to the guidance in Item 8.A.5 of Form 20-F with respect to updating the financial statements of both SMC and SAM and the guidance in Rule 3-12 of Regulation S-X with respect to updating the financial statements of the registrant.  We note that financial results for the SMC Group’s fiscal quarter ended June 30, 2007 were included in a Form 8-K filed on August 2, 2007.  Accordingly, we believe that the financial statements for SMC and SAM should be updated to include information for this period, and should continue to be updated as additional information is made publicly available.

Response:

The Company has revised the disclosure to provide unaudited financial statements for SMC and SAM as of  June 30, 2007 and for the quarters ended June 30, 2006 and June 30, 2007, as well as the corresponding section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SMC Group.”

107.
We note that SMC Global Securities’ share of the earnings of equity investments comprised approximately 28% of its income from continuing operations before taxes for the year ended March 31, 2007.  Based on your disclosures in Note 10, it appears that these earnings are attributable to a single equity investment in SMC Comtrade.  Accordingly, it appears that separate audited financial statements for SMC Comtrade are required to be provided in accordance with Rule 3-09 of Regulation S-X.  Please advise and revise the filing as appropriate.

Response:

The Company respectfully advises the Staff that it will supplementally provide separate financial statements for SMC Comtrade with an appropriate auditor’s report.

Pro Forma Financial Statements

108.
Please revise to provide pro forma financial statements and related disclosures in accordance with Article 11 of Regulation S-X, giving effect to the transactions for which shareholder approval is requested. Please ensure that the issuance of the 450,000 shares of your common stock as finders’ fees as disclosed on page 30 is reflected in the pro forma financial statements.

Response:

The Company has revised the disclosure on pages 10 and 11 and 89 through 104 to add pro forma financial statements in response to the Staff’s comments.

109.
Please provide detailed disclosure regarding the basis of presentation of the pro forma financial statements, including the factors that you evaluated in determining whether the proposed acquisition should reflect your proposed registration as an investment company, or alternatively, whether the proposed transaction should be reflected as a cost basis investment or equity method investment.  We note your disclosure that you will become an investment company upon the consummation of the proposed transaction.  Based on your disclosures on page 18, it appears that the proposed transaction cannot be consummated unless you become registered as an investment company, and are able to obtain an exemptive order from the provisions of Section 12(d)(3) of the Exchange Act.  If this is the case, it would appear that the pro forma income statement(s) should be presented as if you were an investment company as of the beginning of each period presented.  Please advise and revise your disclosures as appropriate.

Response:

The Company has revised its disclosure on pages 98 through 104 in response to the Staff’s comments.  The Company supplementally advises the Staff that the pro forma income statements have been presented as if the Company were an investment company as of the beginning of each period presented.

SMC Global Securities Limited

Statements of Cash Flows, page F-6

110.
We note your presentation of net changes in overdraft facilities and long term debt balances.  Please tell us why you believe that the net presentation of such changes is appropriate in accordance with paragraphs 13 and 31 of SFAS 95, and revise your disclosures as appropriate.  This comment also applies to the financial statements of SAM Global on page F-33.

Response:

The Company supplementally advises the Staff that the changes in the outstanding balance of the overdraft facilities qualify for net change reporting in the Statement of Cash Flows in accordance with the guidance found in paragraph 13 of SFAS 95. The borrowings are typically large, the turnover is quick and their original maturities are short.

The Company believes that total amount of long term debt and change in long term debt was not material to any of the periods presented.  The Company agrees that change in long term debt does not qualify for net reporting. The change in long term debt was included with the overdrafts and reported on a net basis on consideration of materiality.  In future filings, whenever material, the Company will present the long term debt separately and on a gross basis.

Summary of Significant Accounting Policies

Foreign Currency and Convenience Translation, page F-9

111.
Please revise to present the convenience translation columns of your financial statements on an audited basis, as required by the first paragraph of the Introductory Note to Article 3 of Regulation S-X.  This comment also applies to the financial statements of SAM Global.  Also, please revise your related disclosures beginning on page 71.

Response:

The Company respectfully advises the Staff that the option to present a convenience translation of the most recent fiscal year and any subsequent interim period presented using the exchange rate as of the most recent balance sheet included in the filing is neither required by U.S. GAAP nor by Regulation S-X.  It is a presentation which the Commission has allowed and is solely for the information and convenience of the reader.

We believe that this is consistent with the Staff's longstanding practice of permitting an unaudited convenience translation in past filings of other registrants.

Note 23 - Segment, page F-25

112.
We note your disclosure that you operate in a single segment.  Please reconcile this disclosure with your disclosures regarding performance by division on page 79.  Tell us whether discrete financial information is provided to your Chief Operating Decision Maker regarding performance by division, and if so, why you believe that the criteria for aggregation in paragraph 17 of SFAS 131 are met.  Revise your disclosures as appropriate.  This comment also applies to the financial statements of SAM Global on page F-49.

Response:

The Company supplementally advises the Staff that SMC informed it that revenue by division is provided to the Chief Operating Decision Maker (CODM) of SMC.  SMC does not compile operating results for internal reporting purposes for review by the CODM.  SMC also does not compile periodic information for divisions which could be construed as discrete financial information, as revenues could not by itself be conclusive of discrete financial information. Therefore, this criterion for the categorization into separate segments is not satisfied.  The caption for the revenue information provided on the above-referenced pages has been revised to clarify that the revenue figures presented there relate to SMC’s performance in certain market segments in order to avoid the impression that the information is compiled for purposes of making operating decisions on a “divisional” or “SFAS 133 segment” basis.

Millennium India Acquisition Company, Inc.

Balance Sheets, page F-65

113.	Please delete the heading for “Part I - Financial Information” on page F-65.

Response:

The Company has deleted the heading in response to the Staff's comment.

Form 8-K filed July 19, 2007

Exhibit 99.2

114.
Please revise pages 12 and 22 of your presentation to explain your assumptions and calculations of revenue, EBITDA, and net profit.  We note that the amounts presented do not appear to agree to the audited financial statements.  In addition, explain how management uses the measure of EBITDA to evaluate and manage its business.

Response:

The Company will file an amended current report on Form 8-K attaching the revised Exhibit 99.2.  The revised slides will reconcile the revenue, net profit and earnings before income taxes amounts for the consolidated SMC Group to the March 31, 2007 audited financial statements of SMC and SAM included in the Revised Preliminary Proxy Statement.  The reconciliation, which the Company has attached to this letter as Annex 114-A, includes the following primary components:

•
Inclusion of entities not consolidated under US GAAP.  The revenue, earnings before income taxes and net income amounts included in the presentation are comprised of the gross amounts of SMC and SAM as well as their respective investments in entities accounted for under the equity method or cost method of accounting under US GAAP during the periods presented, including SMC Comex International DMCC, Nexgen Capitals Ltd., DSP Insurance Brokers (P) Ltd and SMC Comtrade Ltd. Collectively, management views all the entities as the SMC Group.  In aggregating the information, the Company has added the respective amounts from the separate financial statements prepared under Indian GAAP of each entity to arrive at an aggregate total for the SMC Group.

•
Adjustments upon audit for the March 31, 2007 amounts.  At the time of the preparation of the information for inclusion in the presentation, the March 31, 2007 amounts were unaudited. Certain adjustments were recorded upon completion of the audit to convert to US GAAP.

•
Currency conversion.  The currency conversion rate used when converting the Indian rupee amounts to United States dollars in the presentation was of a recent date in May 2007.  This rate was different than the conversion rate used to convert Indian rupee amounts to United States dollars in the March 31, 2007 audited financial statements.  Management chose a date on or about the date of the Share Subscription Agreement with SMC Group in the presentation filed on Form 8-K.

The Company also refers the Staff to its response to Comment 9 above, where it explained the reasonable basis for the SMC Group’s assumptions underlying its forecasts.  The reasonable basis has been included in the footnotes to the table on pages 95 and 96 of the Revised Preliminary Proxy Statement and will be provided in summary form on the revised slides.

The purpose of the presentation of the revenue, net profit and earnings before income taxes amounts is to provide investors with information on the aggregate operations of the entities in the SMC Group as well as information the Company considered in the valuation of such entities.

The Company supplementally advises the Staff that earnings before income taxes had mistakenly been referred to as “EBITDA” in the presentation filed on Form 8-K.  Since earnings before income taxes does not qualify as a Non-GAAP Financial Measure, the Company believes it is not necessary to explain how earnings before income taxes is used by the management of the SMC Group to use and evaluate its business.

Form 8-K filed August 2, 2007

Exhibit 99.1

115.
Please explain how you considered the requirements of Regulation G and Item 10(e) of Regulation S-K, as applicable, with respect to your disclosures regarding EBITDA.  Revise your disclosures as appropriate.

Response:

The Company supplementally advises the Staff that earnings before income taxes had mistakenly been referred to as “EBITDA” in the presentation filed on Form 8-K.  Since earnings before income taxes does not qualify as a Non-GAAP Financial Measure, the Company believes that it does not have to provide the disclosure required by Regulation G and/or Item 10(e) of Regulation S-K.

Proxy Card

116.
You state in several places in the proxy statement that you may postpone or adjourn the special meeting.  Please note that discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited.  See Proxy Rule 14a-4.  The adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting.  Consequently, the use of discretionary voting authority to vote on adjournment of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited.  Please revise the disclosure and provide a separate voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of adjournment of the meeting for the solicitation of additional proxies.

Response:

The Company has revised the disclosure on the Proxy Card in response to the Staff’s comment.

*           *           *           *

We would like to advise the Staff that, by the terms of the Share Subscription Agreements, the Company was initially required to consummate the Share Purchase Transactions by October 25, 2007.  The Company was able to renegotiate and extend this deadline to December 27, 2007.  We respectfully request the Staff’s assistance in meeting the new deadline.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-768-6999 or my colleague Roland S. Chase at 973-912-7179.

Sincerely, /s/ Ira I. Roxland Ira I. Roxland Partner

cc:	F. Jacob Cherian, Millennium India Acquisition Company Inc.
Suhel Kanuga, Millennium India Acquisition Company Inc.

ANNEX 3-A

LETTER AGREEMENT

June 06, 2007

BETWEEN:

MILLENNIUM INDIA ACQUISITION COMPANY INC.
330 East, 38th Street,
Suite 46C, New York, NY 10016,
USA

SMC GLOBAL SECURITIES LIMITED
17, Netaji Subhash Marg,
Darya Ganj,
New Delhi

MR. S.C. AGGARWAL
C-335, Saraswati Vihar,
Delhi - 110088

MR. M.C. GUPTA
C-39, Anand Vihar,
L.P. Extention
New Delhi - 110 092

AND

The Person and entities listed at Schedule 1 hereto represented jointly by Mr. S. C. Aggarwal and Mr. M. C. Gupta.

Subject:  Share Subscription Agreement dated 12 May 2007

Reference is made to the Share Subscription Agreement dated 12 May 2007 (“Subscription Agreement”) by and between Millennium India Acquisition Company Inc. (“Millennium”), SMC Global Securities Limited (“Company”), Mr. S. C. Aggarwal, Mr. M. C. Gupta and the other promoters of the Company (collectively the “Promoters”).  Capitalized terms used but not defined herein shall have the meanings specified in the Subscription Agreement.

In addition to Millennium’s right to acquire 14.90% of the issued and paid-up share capital of the Company in accordance with the provisions of the Subscription Agreement, the Parties hereto hereby agree that within 30 (thirty) days from the Completion Date and subject to the requirements of Applicable Law, Millennium shall, at its sole discretion, have the option and not the obligation (“Option”), to require the Company to start the proceeding for issue of Global Depositary Receipt (GDR) issue in which Millennium shall be entitled to subscribe to such number of GDR receipts (“Receipts”) as would entitle it to an additional six (6)% of the issued and paid-up equity share capital of the Company, upon conversion of such Receipts into equity shares.  Subject to Applicable Law, the Option shall be issued at the same enterprise value at which the shares were issued to Millennium under the Subscription Agreement and shall not carry voting rights until they are converted into equity shares of the Company.  Upon exercise of the Option it shall be binding upon the Company to issue such Receipts on terms and conditions to be agreed between the Parties and subject to the requirements of Applicable Law.

The contents of this letter agreement are confidential, and shall not be disclosed by the Parties to any third party except as required by Applicable Law.  It is acknowledged and agreed by the Parties that Millennium may disclose the contents of this letter agreement to its investors/shareholders and advisors.

The covenants and agreements contained herein shall be binding upon and inure to the benefit of the successors and assigns of each of the parties hereto.  This letter agreement is intended solely for the benefit of the Parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the Parties hereto.  This letter agreement may not be amended except with the written consent of each of the Parties hereto.

This letter agreement may be executed in counterparts, by facsimile or otherwise, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This letter agreement shall be governed by and construed in accordance with Indian law.

This letter shall constitute a binding agreement between us.

WE AGREE AND CONFIRM THE ABOVE

For Millennium India Acquisition Company Inc.	For SMC Global Securities Limited
/s/ F. Jacob Cherian	/s/ S. C. Aggarwal
Name: F. Jacob Cherian	Name: S. C. Aggarwal
Designation: President & CEO Mr. S. C. Aggarwal /s/ S. C. Aggarwal	Designation: Mr. M. C. Gupta /s/ M. C. Gupta
Mr. S. C. AGGARWAL and Mr. M. C. Gupta (for and on behalf of the Promoter Group)

/s/ Suhel Kanuga
Suhel Kanuga
CFO

Schedule 1

List of Promoters and Promoter Group

Name of Shareholder	No. of Share	Percentage
Mahesh C. Gupta	1,024,850	11.62
Subhash Chand Aggarwal	1,009,550	11.45
Sushma Gupta	833,100	9.45
Hemlata Aggarwal	828,500	9.39
Ginni Devi	220,000	2.49
Madan Gopal Aggarwal	98,400	1.12
Dinesh Chand Gupta	100,100	1.14

ANNEX 3-B

LETTER AGREEMENT

June 6, 2007

BETWEEN:

MILLENNIUM INDIA ACQUISITION COMPANY INC.
330 East, 38th Street,
Suite 46C, New York, NY 10016,
USA

SAM GLOBAL SECURITIES LIMITED
17, Netaji Subhash Marg,
Darya Ganj,
New Delhi

MR. AJAY GARG
C-346, Saraswati Vihar,
Delhi - 110088

SMC GLOBAL SECURITIES LIMITED
17, Netaji Subhash Marg,
Darya Ganj,
New Delhi

SMC SHARE BROKERS LIMITED
17, Netaji Subhash Marg,
Darya Ganj,
New Delhi

AND

The Person and entities listed at Schedule 1hereto represented jointly by Mr. S. C. Aggarwal and Mr. M. C. Gupta.

Subject:  Share Subscription Agreement dated 12 May 2007

Reference is made to the Share Subscription Agreement dated 12 May 2007 (“Subscription Agreement”) by and between Millennium India Acquisition Company Inc. (“Millennium”), SAM Global Securities Limited (“Company”), Mr. Ajay Garg, SMC Global Securities Limited, SMC Share Brokers Limited, Mr. S. C. Aggarwal, Mr. M. C. Gupta and the other promoters of the Company (collectively the “Promoters”).  Capitalized terms used but not defined herein shall have the meanings specified in the Subscription Agreement.

In addition to Millennium’s right to acquire 14.90% of the issued and paid-up share capital of the Company in accordance with the provisions of the Subscription Agreement, the Parties hereto hereby agree that within 30 (thirty) days from the Completion Date and subject to the requirements of Applicable Law, Millennium shall, at its sole discretion, have the option and not the obligation (“Option”), to require the Company to start the proceeding for issue of Global

Depositary Receipt (GDR) issue in which Millennium shall be entitled to subscribe to such number of GDR receipts (“Receipts”) as would entitle it to an additional six (6)% of the issued and paid-up equity share capital of the Company, upon conversion of such Receipts into equity shares.  Subject to Applicable Law, the Option shall be issued at the same enterprise value at which the shares were issued to Millennium under the Subscription Agreement and shall not carry voting rights until they are converted into equity shares of the Company.  Upon exercise of the Option it shall be binding upon the Company to issue such Receipts on terms and conditions to be agreed between the Parties and subject to the requirements of Applicable Law.

The contents of this letter agreement are confidential, and shall not be disclosed by the Parties to any third party except as required by Applicable Law.  It is acknowledged and agreed by the Parties that Millennium may disclose the contents of this letter agreement to its investors/shareholders and advisors.

The covenants and agreements contained herein shall be binding upon and inure to the benefit of the successors and assigns of each of the parties hereto.  This letter agreement is intended solely for the benefit of the Parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the Parties hereto.  This letter agreement may not be amended except with the written consent of each of the Parties hereto.

This letter agreement may be executed in counterparts, by facsimile or otherwise, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This letter agreement shall be governed by and construed in accordance with Indian law.

This letter shall constitute a binding agreement between us.

(Signature page follows)

WE AGREE AND CONFIRM THE ABOVE

Millennium India Acquisition Company Inc.	SAM Global Securities Limited

/s/ F. Jacob CHERIAN	/s/ Ajay GARG
Name: Mr. F. Jacob CHERIAN	Name: Mr. Ajay GARG
Title: CEO & President	Title: Director

/s/ Suhel KANUGA
Name: Mr. Suhel KANUGA
Title: CEO & Exec Vice President

PROMOTERS AND PROMOERS GROUP	SMC Global Securities Limited

/s/ Ajay GARG	/s/ S. C. AGGARWAL
Mr. Ajay GARG	Mr. S. C. AGGARWAL

SMC Global Securities Limited	SMC Share Brokers Limited

/s/ S. C. AGGARWAL	/s/ M. C. GUPTA
Mr. S. C. AGGARWAL	Mr. M. C. GUPTA

Mr. S. C. AGGARWAL and Mr. M. C. Gupta (for and on behalf of the Promoter Group)

Schedule 1

List of Promoters and Promoter and Group

PROMOTERS

Name	Number of Share	Percentage
SMC Global Securities Ltd.	970000	9.70
SMC Share Brokers Ltd.	970000	9.70
Ajay Garg	150000	1.50

PROMOTER GROUP

Name	Number ofShare	Percentage
Jai Ambey Share Broking Ltd.	970000	9.70
MVR Share Trading (P) Ltd.	960000	9.60
A To Z Consultants (P) Ltd.	725000	7.25
A To Z Venture Capitals Ltd.	725000	7.25
Rolex Finvest (P) Ltd.	725000	7.25
Zee Datatline (P) Ltd.	725000	7.25
Anurag Bansal	150000	1.50

ANNEX 4-A

[LETTERHEAD OF RICHARDS, LAYTON & FINGER, P.A.]

October 31, 2007

Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, NY 10016

Ladies and Gentlemen:

We have acted as special Delaware counsel to Millennium India Acquisition Company Inc., a Delaware corporation (the “Company”), in connection with a proposed amendment to the certificate of incorporation of the Company.  In this connection, you have requested our opinions as to certain matters of Delaware law.

For the purpose of rendering our opinions as stated herein, we have examined and have relied as to certain matters of fact upon the following documents:

(i)          the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 17, 2006 (the “Certificate of Incorporation”);

(ii)         the Prospectus of the Company dated July 20, 2006, as filed with the Securities and Exchange Commission (the “SEC”);

(iii)        the Preliminary Proxy Statement of the Company, as filed with the SEC on August 17, 2007;

(iv)        the proposed amendment to Article FIFTH of the Certificate of Incorporation to clarify the meaning of the term “acquisition” (the “Proposed Amendment”).

Millennium India Acquisition Company Inc.
October 31, 2007

With respect to the foregoing documents, we assume:  (i) the authenticity of all documents submitted to us as originals, the conformity to the authentic original documents of all documents submitted to us as copies or forms, the genuineness of all signatures and the legal capacity of all natural persons; and (ii) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein.  Except as listed above, we have not reviewed any document for purposes of rendering our opinions as expressed herein, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein.  In addition, we have conducted no independent factual investigation of our own, but rather have relied as to factual matters solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

The Company was formed on March 15, 2006, to serve as a vehicle to effect a business combination (a “Business Combination”) with one or more businesses that have operations primarily in India.   The Company is known as a “blank check” company, i.e., a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company.  In July 2006, the Company successfully consummated an initial public offering (an “IPO”) of 7,250,000 units (“Units”), each Unit consisting of one share of common stock and one warrant to purchase the stock of the Company.   Pursuant to the Certificate of Incorporation, a certain amount of the net proceeds of the IPO were deposited in a trust account established by the Company.

On May 12, 2007, the Company entered into two substantially identical share subscription agreements to acquire a 14.90% equity interest in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), that collectively comprise the SMC Group of Companies (the “SMC Group”).  Additionally, on June 6, 2007, the Company entered into option agreements with each of SMC and SAM which grants the Company an option, exercisable within 30 days of the date that the corresponding share subscription is consummated, to require SMC and/or SAM, as the case may be, to initiate regulatory approval proceedings that would permit such company to issue Global Depositary Shares (“GDS”).  In that issuance, the Company is entitled to subscribe for GDSs having the value of up to six percent of the equity share capital of SMC and/or SAM.  Pursuant to the shareholders agreements which will be entered into between the Company and each of SMC and SAM upon the closing of the proposed acquisition, the Company will have several rights.  Among these rights are the right to designate one member to the SMC Group’s board of directors and the right of approval over a number of specified matters relating to the governance of the SMC Group and the course of conduct of its business.  Additionally, the Company will have the right of approval over any new issuances of the SMC Group’s equity securities until the later of two years after closing of the proposed acquisition transaction or the date on which the SMC Group initially lists its shares on the Bombay or National Stock Exchange.  The proposed acquisition of the equity interests in the SMC Group and the related transactions described in this paragraph are collectively referred to herein as the “Proposed Transaction.”

Millennium India Acquisition Company Inc.
October 31, 2007

According to the underwriting agreement the Company entered into in connection with the IPO, the Company’s initial target business must have a fair market value equal to at least 80% of the Company’s net assets at the time of the acquisition.  The fair market value of the proposed acquisition of the SMC Group was calculated to be between 97% and 198% of the Company’s net assets as of June 30, 2007.

In accordance with the Certificate of Incorporation, if the Company is unable to obtain stockholder approval of a Business Combination and has not entered into a letter of intent or an agreement with a target business by January 20, 2008, the board or directors will convene, adopt and recommend to its stockholder a plan of dissolution and distribution.  Upon dissolution, the Company will distribute to all of its public stockholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, net of taxes payable.  At issue is whether the Proposed Transaction constitutes a “Business Combination” as defined in Certificate of Incorporation.

Article FIFTH of the certificate of incorporation of the Company (the “Certificate of Incorporation”) states that:

The following provisions (A) through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination,” and may both be amended during the “Target Acquisition Period.”  A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business (“Target Business”).  The “Target Business Acquisition Period” shall means the period from the effectiveness of the registration statement filed in connection with the Corporation’s initial public offering (“IPO”) with the United States Securities and Exchange Commission up to and including the first to occur of (a) a Business Combination or (b) the Termination Date.

The Certificate of Incorporation is not clear as to whether the Proposed Transaction would be considered an “acquisition” of an “operating business.”  Therefore, the Company now proposes to amend Article FIFTH of the Certificate of Incorporation to clarify the definition of a “Business Combination” to encompass the Proposed Transaction.  You have requested our opinion as to whether the Proposed Amendment will be valid despite the language in the Certificate of Incorporation which attempts to preclude any amendment to Article FIFTH during the Target Business Acquisition Period.

Millennium India Acquisition Company Inc.
October 31, 2007

ANALYSIS

The General Corporation Law of the State of Delaware (the “GCL”) is considered to be part of every certificate of incorporation of every Delaware corporation.  8 Del. C.§ 394.  Section 242(a) of the GCL provides that a corporation

... may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment...

8 Del. C.§ 242(a) (“Section 242(a)”).

Section 242(a) has been interpreted as providing an unequivocal and unqualified grant to a corporation of the right to amend its certificate of incorporation, so long as the amended certificate of incorporation complies with the GCL.  See Drexler, Black & Sparks, Delaware Corporation Law and Practice, § 32.03 (1998) ("it is fair to say that under current law the right of Delaware corporations to amend their charters in accordance with statutory procedures is largely untrammeled").  Article FIFTH purports to take away this statutory right insofar as the Company is concerned by restricting the Company’s ability to amend Article FIFTH during the Target Acquisition Period.  An unequivocal statutory right generally cannot, however, be eliminated by the certificate of incorporation.  While the case support for this proposition is not definitive, the Delaware decisions indicate that a company’s certificate of incorporation cannot deny rights granted by statute.  SeeLoew's Theaters, Inc. v. Commercial Credit Co., Del. Ch., 243 A.2d 78, 81 (1968) ("The established Delaware law is that the contract rights of the stockholders, in the sense of relations inter sese, do not rest upon an unchangeable base, but are subject to alteration under the amendatory provisions of the general law.")(citations omitted); Davis v. Louisville Gas & Electric Co., Del. Ch., 142 A. 654, 657 (1928) ("The very fact that the [General Corporation Law]…deals in great detail with innumerable aspects of the [certificate of incorporation] in what upon a glance would be regarded as relating to its private as distinguished from its public character, has some force to suggest that the state, by dealing with such subjects in the statute rather than by leaving them to be arranged by the corporate membership, has impliedly impressed upon such matters the quality of public interest and concern."); Gaskill v. Gladys Belle Oil Co., Del. Ch., 146 A. 337, 340 (1929) (finding that a certificate of incorporation or other contractual agreement may not alter, by way of subtraction or addition, those rights that are founded in constitutional and statutory enactment.).  In Davis the Court "recognized the unwisdom of casting in an unchanging mould the corporate powers…so as to leave them fixed for all time."  Davis, 142 A. at 657.  As the court stated in Loew's, "a charter provision which seeks to waive a statutory right or requirement is unenforceable."  Loew's, 253 A.2d at 81.  Although the GCL does provide that a company’s certificate incorporation may be modified by the certificate of incorporation itself in certain specific instances identified by the GCL, it does not follow that a certificate of incorporation can eliminate entirely the right to amend such certificate of incorporation.

Millennium India Acquisition Company Inc.
October 31, 2007

Accordingly, the provision in Article FIFTH which attempts to eliminate the statutory right to amend the certificate of incorporation is contrary to Delaware law and cannot prevent the Company and its stockholders from amending the Certificate of Incorporation pursuant to and in accordance with the provisions of Section 242 of the GCL.

We also note that the Proposed Amendment would not appear to affect the rights of existing public stockholders (i.e., stockholders other than those affiliated with the Company) unfairly.  As noted above, the sole right of a public stockholder under the current Certificate of Incorporation should a Business Combination not occur within the 24 month period is to have the Company liquidated and to receive as a result thereof a liquidating distribution.  We assume for the purposes of this opinion, that any public stockholder who wishes to do so can have his shares purchased by the Company at a price equal to that which would be paid in the liquidating dividend and that the Company has sufficient legally available funds to consummate such purchases.

CONCLUSION

We note that we are not aware of any decision of a Delaware court that addresses the issue presented for our consideration.  Based upon and subject to the foregoing, however, it is our opinion that if properly presented with the question a Delaware court would hold that the Proposed Amendment to Article FIFTH is valid.

The foregoing opinion is limited to the General Corporation Law.  We have not considered and express no opinion on the effect of any other laws or the law of any other state or jurisdiction, including federal laws regulating securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, this opinion may not be relied upon by you for any other purpose, or furnished or quoted to, or relied upon by, any other person or entity for any purpose.

Very truly yours,

/s/ Richards, Layton & Finger, P.A.

CSB/PHS/BWF

ANNEX 9-A

 1

General Review

Review of developments

Macroeconomic overview

Vigorous growth with strong macroeconomic fundamentals has characterized developments in the Indian economy in 2006-07 so far. However, there are some genuine concerns on the inflation front. Growth of 9.0 per cent and 9.2 per cent in 2005-06 and 2006-07, respectively, by most accounts, surpassed expectations (Table 1.1). While the up-and-down pattern in agriculture continued with growth estimated at 6.0 per cent and 2.7 per cent in the two recent years, and services maintained its vigorous growth performance, there were distinct signs of sustained improvements on the industrial front (Table 1.2). Entrenchment of the higher growth trends, particularly in manufacturing, has boosted sentiments, both within the country and abroad. The overall macroeconomic fundamentals are robust, particularly with tangible progress towards fiscal consolidation and a strong balance of payments position. With an upsurge in investment, the outlook is distinctly upbeat.

1.2   The advance estimates (AE) of gross domestic product (GDP) for 2006-07, released by the Central Statistical Organisation (CSO) on February 7, 2007, places the growth of GDP at factor cost at constant (1999-2000) prices in the current year at 9.2 per cent. Growth in 2005-06, initially estimated by the CSO at the AE stage at 8.1 per cent in February 2006, was revised upwards to 8.4 per cent at the revised estimate stage in May 2006 and further to 9.0 per cent in the quick estimates released by the CSO on January 31, 2007.

1.3   The ratcheting up of growth observed in recent years is reflected in the Eleventh Five Year Plan target of an average annual growth of 9 per cent relative to 8 per cent targeted by the Tenth Plan (2002-03 to 2006-07). The shortfall in the annual average growth of 7.6 per cent from the target of 8 per cent in the five years of the Tenth Plan is attributable to the disappointing 3.8 per cent growth in the first year of the Plan and its subsequent surge to 8.6 per cent, on average, in the last four years.

1.4   Services contributed as much as 68.6 per cent of the overall average growth in GDP in the last five years between 2002-03 and 2006-07. Practically, the entire residual contribution came from industry. As a result, in 2006-07, while the share of agriculture in GDP declined to 18.5 per cent, the share of industry and services improved to 26.4 per cent and 55.1 per cent, respectively.

1.5   The lower contribution of industry to GDP growth relative to services in recent years is partly because of its lower share in GDP, and does not adequately capture the signs of industrial resurgence. First, growth of industrial sector, from a low of 2.7 per cent in 2001-02, revived to 7.1 per cent and 7.4 per cent in 2002-03 and 2003-04, respectively, and after accelerating to over 9.5 per cent in the next two years, touched 10.0 per cent in 2006-07. Second, growth of industry, as a proportion of the corresponding growth in services, which was 78.9 per cent on an average between 1991-92 and 1999-2000, improved to 88.7 per cent in the last seven years. Third, within industry, the growth impulses in the sector seem to have spread website: http:Iindiabudget.nic.in

ANNEX 48-A/57-A

ANNEX 48-A/57-A -- PART I

VALUATION SUMMARY			($ in Million)
Methods	Values	Weights	Remarks
Value based on Trading Multiples (as at March 31, 2007)
- Average of 5 companies (EBITDA)	422	5%	Different Sizes hence lower weightage
- Average of 5 companies (PAT)	492	5%
- India Infoline (EBITDA)	397	5%	Comparable to SMC
- India Infoline (PAT)	491	5%
- Geojit (EBITDA)	506	5%	As it is the most recent deal with relevant details
- Geojit (PAT)	584	5%
Value based on DCF Method	369	20%	Based on Fundamentals
Value based on Transaction Multiples
- Average of last 6 months deals (EBITDA)	567	10%	Indicates trends
- Average of last 6 months deals (PAT)	581	10%
- Geojit (EBITDA)	696	15%	As it is the most recent deal with relevant details
- Geojit (PAT)	804	15%
Value for SMC Group (Weighted Average)	558	$ in Million

Market Capitalisation as on March 31 2007
	Market Cap as on Mar 31			Multiples			FY07 (9 months)			Branches
	Market Cap	Price	Volume	Revenue	EBITDA	PAT	Revenue	EBITDA	PAT
									INR in Million
IL&FS Investmart	11,332	164	69	4.8	12.1	21.6	1,769.8	704.9	393.5	277
Indiabulls	70,253	417	169	6.4	11.2	18.6	8,256.0	4,700.0	2,834.7	641

Geojit	5,319	35	152	5.0	15.3	26.7	798.4	261.2	149.5	380
India Infoline	15,238	334	46	4.1	12.0	22.4	2,821.5	953.4	510.0	560
Average Multiples				5.1	12.6	22.3
									USD in Million
IL&FS Investmart	270	3.89	69	4.8	12.1	21.6	42.14	16.8	9.4
Indiabulls	1,673	9.92	169	6.4	11.2	18.6	196.57	111.9	67.5

Geojit	127	0.83	152	5.0	15.3	26.7	19.01	6.2	3.6
India Infoline	363	7.94	46	4.1	12.0	22.4	67.18	22.7	12.1
Average Multiples				5.1	12.6	22.3

ANNEX 48-A/57-A -- PART II

Valuation based on Market multiples

1. Value of SMC based on average trading multiples of 5 listed stock trading companies
Equity Value Estimate	EBITDA	PAT	Remarks
Forecast (INR Mn)	1,640	1,083
Forecast (USD Mn)	39	26
Average P/E 2007E	12.63	22.32
Adjusted P/E (for 2008E)	10.80	19.09
Equity Value Estimated (US$ Mn)	422	492

2. Value of SMC based on trading multiples of India Infoline
Equity Value Estimate	EBITDA	PAT	Remarks
Forecast (INR Mn)	1,640	1,083
Forecast (USD Mn)	39	26
Average P/E 2007E	11.99	22.41
Adjusted P/E (for 2008E)	10.18	19.03
Equity Value Estimated (US$ Mn)	397	491

3. Value of SMC based on trading multiples of Geojit
Equity Value Estimate	EBITDA	PAT	Remarks
Forecast (INR Mn)	1,640	1,083
Forecast (USD Mn)	39	26
Average P/E 2007E	15.27	26.68
Adjusted P/E (for 2008E)	12.97	22.66
Equity Value Estimated (US$ Mn)	506	584

Cost of Equity of SMC (Approximate)
Risk Free Rate	8.00%	GoI 2017 Friday, 31st March 2007
Equity Risk Premium	7.92%	Market Return as on 31st March 2007 - 15.92%
Beta	1.13
Cost of Equity	16.91%
Premium	15%	for lack of liquidity
Discount	-10%
Adjusted Cost of Equity	17.76%

ANNEX 48-A/57-A -- PART III

Valuation based on DCF method
Management's Business Plan		INR in Million
	2008E	2009E	2010E
Gross Revenue	2,770	3,989	5,385
Net Revenue	2,377	3,432	4,663
EBITDA	1,640	2,438	3,400
PAT	1,083	1,719	2,426
PAT Margins	46%	50%	52%

Value of SMC based on DCF method				USD Million
	2008E	2009E	2010E	Remarks
Revenue	56.6	81.7	111.0
PAT	25.8	40.9	57.8
Add: Depreciation	7.6	8.0	8.6	From projections
Less: Capex	2.6	4.1	5.8	assumed as 10% of PAT
Less: Inc in WC	6.2	7.6	8.4	assumed as 50% of PAT
FCFE	24.6	37.2	52.1
Terminal Value			459.7
PV of Cash Flow	21.0	27.2	320.3
	1	2	3
Value of Equity (USD million)	369

Terminal Growth Rate	5%

Cost of Equity of SMC (Approximate)
Risk Free Rate	8.00%	GoI 2017 Friday, 31st March 2007
Equity Risk Premium	7.92%	Market Return as on 31st March 2007 - 15.92%
Beta	1.13
Cost of Equity	16.91%
Premium	15%	for Illiquidity
Discount	-15%	due to the derisked and established business model - Group structure with 6 entities with different service offerings
Adjusted Cost of Equity	16.91%

Beta
- Indiabulls	1.7	Capitaline as of 5th April 2007
- Emkay
- Geojit	0.6
- ILFS	0.7
- India Infoline	1.5
Average	1.13

ANNEX 48-A/57-A -- PART IV

Valuation based on Comparable Transactions

Recent PE Deals in the Sector
Target	Acquirer	Stake	Value (INR mn)	Value ($ in Mn)	EBITDA	EBITDA ($ in Mn)	EBITDA Multiple	PAT	PAT ($ in Mn)	PAT Multiple	Period *	Remarks
Motilal Oswal	New Vernon/ Bessemer Venture Partners	9.3%	1,250	30				602	14	22.4	4/1/2006	Rs 208 per share for Rs 2 share
Peninsular	Motilal Oswal	100.0%	378	9				14	0	26.5	8/1/2006
Indiabulls	Sovereign Group	4.3%	3,020	72	6,267	149	11.2	3,780	90	18.6	10/1/2006	Rs 417 per share
Fortune Financials	UK based investors	22.0%	220	5				71	2	14.1	3/1/2007	Rs 100 per share
Geojit	BNP Paribas	33.3%	2,070	49	348	8	17.8	199	5	31.2	2/1/2007
Sharekhan	Genral Atlantic Partners	14.3%	1,400	33				NA			NA
Anand Rathi	Citigroup	20.0%	1,500	36				NA			NA
India Infoline	Merrill/Citigroup	7.2%	720	17				NA			NA
Marwari Shares & Finance	India Capital Growth Fund Ltd	15.7%	260	6				NA			12/1/2006	around 250 branches
Marwari Shares & Finance	Caledonia Investment	19.7%	420	10				NA			3/1/2007	around 250 branches

* Multiples for transactions after Oct 2006 are on 2007E

Value of SMC Group Based on Selected Deal Data
		EBITDA Multiple	PAT Multiple
1. Average of the above deals	Average Multiple	14.5	22.6
	Value in INR million	23,805	24,414
	Value in USD million	567	581

2. Deal multiples of Geojit	Discounted Multiple	17.8	31.2
	Value in INR million	29,234	33,751
	Value in USD million	696	804

ANNEX 48-A/57-A -- PART V

		Trailing numbers		Current year	Year 1	Year 2	Year 3
		2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
							Rs. Million
		Audited	Audited	Provisional
SMC Comtrade Ltd.	GROSS REVENUE	16.82	79.65	326.91	620.00	950.00	1,333.00
	NET REVENUE	15.08	72.00	313.89	580.00	860.00	1,212.00
	EBITDA	0.58	31.17	238.80	510.00	743.00	1,055.00
	PAT	0.30	20.56	188.47	330.00	493.00	700.00

SMC Global Securities Ltd.	GROSS REVENUE	223.35	430.65	667.54	1,276.00	1,774.00	2,330.00
	NET REVENUE	196.69	374.80	589.34	1,021.00	1,419.00	1,864.00
	EBITDA	42.66	233.37	310.76	666.00	988.00	1,348.00
	PAT	29.65	162.14	214.69	402.00	671.00	915.00

SAM Global Securities Ltd.	GROSS REVENUE	149.19	261.50	418.74	488.00	561.00	675.00
	NET REVENUE	117.40	144.38	328.57	390.00	449.00	540.00
	EBITDA	33.46	65.29	219.12	250.00	285.00	350.00
	PAT	20.32	45.61	151.87	179.00	199.00	233.00

SMC Comex intll DMCC	REVENUE	0.00		11.76	86.31	204.49	386.84
Rs. Million	EBITDA	0.00		5.60	77.64	191.29	370.32
	PAT	0.00		5.60	77.64	191.29	370.32

DSP Insurance Brokers (P) Ltd.	REVENUE			5.42	100.00	200.00	320.00
	EBITDA			0.15	11.00	35.00	67.00
	PAT			0.15	11.00	35.00	68.00

				Nine Month Ending 31/03/2007
Nexgen Capital Ltd.	REVENUE	0.00	0.00	11.41	200	300	340
	EBITDA	0.00	0.00	2.64	125	196	210
	PAT	0.00	0.00	2.11	83	130	140

SMC Group:
TOTAL:
Rs. Million	GROSS REVENUE	389.36	771.80	1,441.78	2,770.31	3,989.49	5,384.84
	NET REVENUE	329.16	591.17	1,260.39	2,377.31	3,432.49	4,662.84
	EBITDA	76.70	329.83	777.07	1,639.64	2,438.29	3,400.32
	PAT	50.27	228.31	562.88	1,082.64	1,719.29	2,426.32

USD Million	GROSS REVENUE	9.27	18.38	34.33	65.96	94.99	128.21
	NET REVENUE	7.84	14.08	30.01	56.60	81.73	111.02
	EBITDA	1.83	7.85	18.50	39.04	58.05	80.96
	PAT	1.20	5.44	13.40	25.78	40.94	57.77

				62%	69%	71%	73%
Conversion rate assumed: Rs 42 = USD 1.00				45%	46%	50%	52%

Key assumptions used for projections

Number of locations:				843	1050	1300	1600
Number of cities:				208	245	295	345
Number of trading clients:				59000	100000	150000	200000
Total number of investors (including trading clients):				250000	320000	400000	475000
Total turnover (Rs. Crores )			303563	447871	600000	800000	1100000
Total turnover (USD Billions)			72	106	142	190	262

ANNEX 48-B/58-A

ANNEX 48-B/58-A -- PART I

Updated: 23rd Feb 2007

Brokerage Firms Trading Comparables

All figures in INR mn

										ENTERPRISE VALUE AS A MULTIPLE OF									2006
	STOCK PRICE									REVENUES			EBITDA			PRICE /EPS			MARGINS		Beta
COMPARABLE COMPANY	Current	High	Low	No. of Shares	Equity Value	Debt	Cash	Net Debt	Enterprise Value	2005	2006	2007E	2005	2006	2007E	2005	2006	2007E	PAT	EBITDA

IL&FS INVESTSMART LTD	193	260	103	69	13,376	228	211	17	13,393	10.9x	6.1x	5.9x	24.0x	12.5x	14.1x	40.4x	19.5x	23.9x	31%	48%	0.68
INDIABULLS FINANCIAL SERVICE	460	699	181	169	77,540	3,030	8,910	(5,881)	71,659	42.7x	12.7x	7.3x	67.2x	18.9x	12.8x	138.5x	32.7x	22.6x	39%	67%	1.71
EMKAY SHARE & STOCK BROKERS	66	163	54	24	1,602	1	423	(422)	1,180	5.0x	3.4x	2.4x	10.7x	6.6x	5.6x	24.3x	10.4x	11.9x	33%	51%	1.14
GEOJIT FINANCIAL SERVICES LT	39	43	14	152	5,867	—	487	(487)	5,379	5.9x	2.8x	2.1x	28.6x	15.6x	12.4x	55.8x	25.7x	22.6x	11%	18%	0.65
INDIA INFOLINE LIMITED	371	399	87	46	16,970	1,835	804	1,031	18,001	23.3x	7.8x	4.4x	60.4x	19.5x	13.0x	78.2x	34.5x	23.1x	23%	40%	1.49

									MEDIAN	10.93x	6.06x	4.36x	28.63x	15.62x	12.83x	55.8	25.71x	22.60x	31%	48%	1.14
							VALUATION		MEAN	17.57x	6.55x	4.41x	38.17x	14.62x	11.58x	67.4	24.54x	20.82x	27%	45%	1.13
							MULTIPLES		HIGH	42.71x	12.70x	7.31x	67.16x	19.46x	14.12x	138.5	34.49x	23.94x	39%	67%	1.71
									LOW	4.99x	2.82x	2.07x	10.71x	6.57x	5.56x	24.3	10.36x	11.92x	11%	18%	0.65

NOTES: For IL&FS, India Bulls, Emkay, Geojit FY07E figures are calculated by annualizing 1st two quarters FY07
SOURCES: Bloomberg, capitaline

ANNEX 48-B/58-A -- PART II

Updated: 23rd Feb 2007

Brokerage Firms Trading Comparables

All figures in INR mn

						ENTERPRISE VALUE AS A MULTIPLE OF									2007
COMPARABLE	STOCK PRICE			Equity	Enterprise	REVENUES			EBITDA			PRICE /EPS			MARGINS
COMPANY	Current	High	Low	Value	Value	2006	2007	2008E	2006	2007	2008E	2006	2007	2008E	PAT	EBITDA

IL&FS INVESTSMART LTD	200	239	103	13,999	14,015	6.4x	6.0x	5.3x	13.1x	17.7x	8.8x	20.4x	35.1x	17.5x	17%	34%
INDIABULLS FINANCIAL SERVICE	548	623	78	100,426	94,545	15.5x	7.6x	5.2x	23.1x	12.6x	NA	42.3x	22.6x	15.3x	36%	60%
EMKAY SHARE & STOCK BROKERS	64	119	52	1,559	1,137	2.4x	2.0x	NA	4.7x	6.0x	NA	10.1x	15.0x	NA	18%	34%
GEOJIT FINANCIAL SERVICES LT	36	43	14	5,509	5,022	2.4x	1.7x	NA	13.4x	11.4x	NA	24.1x	21.9x	NA	8%	14%
INDIA INFOLINE LIMITED	431	491	87	21,632	22,663	10.4x	5.4x	3.5x	26.0x	16.0x	9.5x	44.0x	28.6x	18.2x	18%	34%

					MEDIAN	6.35x	5.45x	5.15x	13.37x	12.63x	9.16x	24.1	22.65x	17.52x	18%	34%
					MEAN	7.41x	4.54x	4.67x	16.05x	12.75x	9.16x	28.2	24.64x	16.99x	20%	35%
					HIGH	15.49x	7.62x	5.35x	25.99x	17.69x	9.49x	44.0	35.07x	18.16x	36%	60%
					LOW	2.39x	1.65x	3.52x	4.67x	5.99x	8.83x	10.1	15.02x	15.31x	8%	14%

SOURCES: Bloomberg, capitaline

ANNEX 48-B/58-A -- PART III

US brokerage firms

All figures in USD mn

										ENTERPRISE VALUE AS A MULTIPLE OF						2006A
COMPARABLE	STOCK PRICE			No. of	Equity				Enterprise	REVENUES		EBITDA		P/E		MARGINS
COMPANY	Current	High	Low	Shares	Value	Debt	Cash	Net Debt	Value	2006	2007E	2006	2007E	2006	2007E	EBITDA	PAT

SCHWAB (CHARLES) CORP	19.8	20.9	14.0	1,263	24,940	2,705	2,330	375	25,315	5.1x	5.1x	13.4x	12.2x	20.3x	21.5x	38%	25%
E*TRADE FINANCIAL CORP	24.3	27.8	18.8	426	10,355	24,783	1,212	23,571	33,926	8.7x	12.1x	28.6x	23.4x	16.5x	13.9x	30%	16%
TD AMERITRADE HOLDING CORP	16.9	23.0	13.3	599	10,118	8,735	364	8,372	18,489	8.7x	8.5x	14.6x	14.6x	19.2x	14.7x	60%	25%

									MEDIAN	8.7x	8.5x	14.6x	14.6x	19.2x	14.7x	38%	25%
							VALUATION		MEAN	7.5x	8.6x	18.9x	16.7x	18.7x	16.7x	43%	22%
							MULTIPLES		HIGH	8.7x	12.1x	28.6x	23.4x	20.3x	21.5x	60%	25%
									LOW	5.1x	5.1x	13.4x	12.2x	16.5x	13.9x	30%	16%

NOTES:   Stock prices and historical financial statements reflect publicly available information as of 23 Feb 2007
SOURCES:  Bloomberg

ANNEX 48-B/58-A -- PART IV

Rs Million (As Per Management Business Plan)	2008E	2009E	2010E
Brokerage Income	640	1,300	2,600
Margin Funding	300	660	730
Investment Banking & PE	170	250	350
Arbitrage	90	120	160
Prop Book	75	100	125
PMS	18	36	72
Depository Services	10	17	20
Misc Income	74	100	130
Total Income	1,377	2,583	4,187
YoY Growth		88%	62%

PAT	470	800	1,730
PAT %	34.1%	31.0%	41.3%

Equity Value Estimate	2008E

PAT Estimates (INR Mn)	470
P/E Used	13.34x
Equity Value Estimated (INR Mn)	6,269
Equity Value Estimated (US$ Mn)	142

Average P/E 2007E	20.82x
Discount to Market	25.00%	Ascribed due to the Early Stage of the Company
P/E for Ashika 2007 E	15.61x

Discounted P/E 2008 E	13.34x

Cost of Equity of Ashika (Approximate)
Risk Free Rate	7.98%	GoI 2014 Friday, 2nd March 2007
Equity Risk Premium	8.00%	Damodaran
Beta	1.13
Cost of Equity	17.05%

ANNEX 93-A

The future of your money

Veena Venugopal, Outlook Money | August 28, 2007

(available at http://www.rediff.com/money/2007/aug/28spec.htm)

It is a regular Saturday morning and you are on your way to buy groceries for the week. Once you have loaded your shopping cart with tomatoes, bread and eggs, you stop by the counter and sign up for a systematic investment plan in the new real estate exchange-traded fund.

You are of course, an Outlook Money reader who has already decided what product to buy. While there, you also decide to buy a term insurance on your housing loan. At the check out, you flash your new credit card - issued by the supermarket and earn four times the loyalty bonus over your regular card.

You step out and decide, maybe it's time to sell some shares. So you walk around the corner to your broker's kiosk and in three easy and secure steps book your 25 per cent profit before driving away to catch the latest thriller and some popcorn.

This is not something out of a science fiction movie about a time many eons from now. This is you in 2008, the next calendar year, if not sooner.

The Indian financial services intermediaries industry - a term that does not do justice to the profession or the excitement in the industry - is set for a face and body lift, and life for us, investors, may never be the same again.

Remember, the banking industry before private banks and ATMs, when every little need for cash or credit involved going to the branch and endless waiting? That is where the broking and distribution industry finds itself at present.

Big changes - in technology, service levels and costs - are set to completely change the way we look at investments and loans, and financial supermarkets and one-stop shops would change the way we buy them. Let Outlook Money hold your hand while we walk you to a cheaper, faster and cleaner future. A part of that future is already here, and the rest is soon to come.

Background buzz

Over the last year, there has been a definite buzz in the intermediation industry. Every once in a while there was speculation about Indian broking houses being acquired by foreign ones, large domestic groups setting up their own financial services companies and so on. In the last three months, several of these 'rumours' started becoming realities.

In November, BNP Paribas, Europe's second biggest bank, acquired over 33 per cent of Geojit Financial Services [Get Quote]. Even so, market sources insist that this is not the end of BNP's ambitions for India - it is speculated that it is in talks with various domestic intermediaries with large mutual fund and insurance client bases to buy into.

In March 2007, Citigroup Venture Capital acquired 20 per cent of Anand Rathi Securities. And now JM Financial [Get Quote] Services announced picking up 60 per cent of ASK Securities. Lehman Brothers is speculated to buy majority shares of Brics Securities.

The second phase of the buzz was large Indian companies setting up subsidiaries to offer broking and distribution of all financial products and services at a one-stop shop.

The biggest announcement in this category was about Reliance [Get Quote] Money, started by the Anil Dhirubhai Ambani Group, and its ambitious plans of opening more than 10,000 outlets over 5,000 locations across India. Within three months of operation, 3,000 such outlets are running in 700 locations.

Retail giant Kishore Biyani of Pantaloon [Get Quote] fame also set up Future Money, a consumer lending and investing company that will operate through his retail outlets. In June, the Tatas announced their foray through Tata Capital.

So why are so many players interested in giving loans, selling  funds, insurance and shares and helping us make our financial decisions? First is the oft repeated India story - let us just summarise it and get over with it.

Due to over 9 per cent GDP growth, booming economy, more jobs, better paying jobs we all have more money that we need help with. Second, is the interesting Indian savings conundrum. We save a massive 30 per cent of our GDP but have so far preferred to leave it at the bank or in fixed deposits, National Savings Certificates, gold and post office saving schemes.

Our money remains relatively safe in these instruments but earns uninspiring returns. The young, new 9-per-cent India wants to take more risks with her money and definitely wants it to work for her - so she is ready to look at MFs, insurance and direct equity.

What's more, the continued bull run in our markets for the last three years has not hurt. The Sensex has now breached 15,000 and no one is batting an eyelid. Foreigners are pumping in liquidity, and corporate growth is justifying valuations. Retail investors have tasted profits, and could do with lots more. And this is exactly why your broker's industry is multiplying players and branches by the day.

Just as the investment of big bucks in telecom, automobiles and airlines has meant a cheaper, faster and cleaner consumer experience, we predict the same will happen to the financial intermediation industry. The motley agent will morph into a corporatised interface with lower costs, similarity of advice across locations and portability of accounts across the country.

What we have here is the first information report to alert you to the new service paradigm, but do continue to track this segment in the subsequent issues since we are keeping a close watch. Here are the three changes that you need to watch out for.

Change one: Faster

The more visible changes would be in how new and existing products would be made available to you. Today, you have a choice of going to a branch and making a transaction, dialling a call centre or accessing through the Internet.

Soon, you would be able to walk into a kiosk - much like an ATM - and buy and sell all kinds of investment products and apply for all kinds of loans. Reliance Money is betting big on the convenience and easy accessibility of these kiosks and has plans of setting up thousands of these.

While today you need to deal with at least five to six agents, at these one-stop shops, there will be one interface and one customer number.

The key words in your future financial transactions would be faster, more convenient, and hassle free. "I am sure this (entry of large players and consolidation in the industry) will result in a lot more sophistication in service delivery and spread. I can foresee the application of best of the class technology apart from building physical reach. I am of the view that investors should demand more in terms of service and quality now," says C.J. George, managing director, Geojit Financial Services.

Getting loans to buy that jumbo refrigerator or go on a dream holiday would also be as easy as buying your groceries. Future Money, the financial services arm of Future Group, would be selling you loans through all their retail formats across metros, as well as big and small towns. This would ensure two conveniences.

One, consumer loans would be processed quickly without you having to talk to multiple people and furnishing various sets of documents. The retailer and the financier would converge and you won't have to run between them.

Second, you could borrow money to buy a larger number of products. While regular consumer loan companies only finance standard goods like refrigerators, washing machines and other large ticket white goods, Future Money would finance anything that you buy from their stores that are above a certain value. "Even if you buy pipes worth Rs 10,000 from our home store called Home Town, we would finance that," says Rakesh Makkar, CEO, Future Money.

Future Money is aware that established competitors like Citi Financial and GE Money would offer customers best possible rates. What they are betting on is that they would offer more conveniences to the customer. Asserts Makkar: "Today, costs are already low for the customer. Convenience and speed are the key."

Change two: Cheaper

The broking charges we pay are already one of the lowest in the world. With this in mind, it would be irrational to expect to pay significantly lesser in the future. But, it is likely that you would get more bang for your buck. Costs, across products, would get rationalised, some more than the others.

Broking charges vary from 0.06 per cent for day traders to around 1 per cent for delivery-based trades. While the bands per se may not dip drastically, the rationale behind these charges might. Several brokerages provide slab wise charges - the more you buy, the less you pay.

"Today, if I am a broker, I'm connected to the exchange through my screen. You call me up and say you want to buy 100 shares of Tisco [Get Quote]; another person wants to buy 1,000 Tisco shares. Everybody charges a certain percentage as transaction fees.

The effort is the same but the charges are different. I answer the call, and punch in 100 for you and 1,000 for her. But, for the same effort, I am charging the other person 10 times of what I am charging you. This is not the way our industry should operate. Our cost structures would become more rational," says Bandyopadhyay.

With more and more investors buying MFs on the Internet, our front loads will come down from the current 2.25 per cent as distribution costs reduce for asset management companies. However, this change would not be immediate, say insiders. Large MF distributors have a stranglehold over AMCs and a rate slash would not be easy to force through. But, with time, this is not just a possibility but a certainty.

Insurance, on the other hand, focuses on restructuring of costs. The costs will not be front loaded in the future, but staggered over the life of the policy. Instead of charging up to 70 per cent of the intermediation cost in the first three years and the rest 30 per cent over the rest of the life of the 20-25-year policy, we may see a situation (probably the first in the world) of an equal front load for the life of the policy.

Not only will it stop commission-greedy agents from churning unit-linked insurance plans (Ulips) every three years, it will allow investors to switch between non-performing companies to performing ones, without losing too much money.

What will Reliance Money offer that its competition hasn't?

For one, let's look at where all the reputed brokers are today?

They are in the metros, mini-metros and B-class towns. Beyond that, there is hardly anything. Whenever there is a good public issue, the places from which the applications come are far larger than the places in which there are large financial intermediaries.

The ground reality is that there is a huge demand for financial services from a credible player, which is not being met. We are trying to spread our reach, which is a strength that most large players do not possess today. Today, we have over 3,000 outlets in 700 cities and towns.

If you analyse the country there are about 5,645 tehsils. We want to reach all of these by the end of this financial year with 10,000 plus outlets. These would be a combination of franchisees and company-owned outlets. The second aspect is cost, we want to enter in a manner that is beneficial to customers.

We analysed the industry and how things have changed in the broking industry. A broker is connected to the exchange through my screen. You call me up you want to buy 100 shares of a company and another person wants to buy 1,000 shares. The effort is the same - I answer the call, and punch in 100 for you and 1,000 for her. But, for the same effort, I am charging the other person 10 times of what I am charging you. Our cost structures would be more rational.

What are the products and services you would offer?

As a broker, we provide a financial transactions platform, which enables you to go and trade. We have equity, commodity, offshore investments, mutual fund distribution, life and general insurance, money changing and money transfer. We have started distributing credit cards and we will get into loan products also. You can even go to our website and buy mutual funds.

Online you need to be a registered user to transact, offline you can walk into any of our stores and transact. Our outlets will have the entire gamut of services under the same roof. We also advise based on a financial planning module. So, will you give the customer what he asks for or will you advice him based on what's best for him.

For example, will you sell a unit-linked insurance plan or a diversified equity fund?

If a customer walks in with a preconceived view that he wants to buy a Ulip and he knows which Ulip, then we give it to him - we are brokers and we will facilitate the transaction in that space. However, if someone is coming for advice - we have a financial planning module based on which we give advice.

The customer fills in a questionnaire, based on which we will tell her to take a term insurance as it is cheap and invest in a mutual fund. I know that Ulip may not be advisable. But 90 per cent people come with the intent of buying one. But there is a scope for giving advice in a structured manner and we are trying to do so.

Sudip bandyopadhyay, Director and Chief Executive Officer,  Reliance Money

Change three: Cleaner

With financial agents mistrusted across the globe, this is one of the toughest areas to regulate. What happens in the close confines of an agent's office or your living room when the product is sold is almost impossible to regulate. Though some intermediaries are partially regulated, there is no single set of rules for the intermediation industry.

In the broking business, players are regulated by the Securities and Exchange Board of India and the exchanges. Non-banking finance companies, such as Future Money, come under the purview of the Reserve Bank of India [Get Quote].

The Association of Mutual Funds in India and the Insurance Regulatory and Development Authority have indirect control over distributors and insurance agents. The financial advisors and planners, who sell all products, are regulated by nobody today.

Even as we go to press, the rules for the regulation for financial intermediaries under Sebi are about to be made public. Sebi, under Chapter Four of the Sebi Act, can regulate all distributors in the market, irrespective of what they sell.

If on one hand there is regulation coming to clean up the problem of mis-selling, competition will ensure that the rest of the problem is solved to some extent. While no quantitative analysis can be provided, R. Venkataraman, co-promoter and director, Indiainfoline, says that competition will ensure that products are not mis-sold to a large extent.

"A one time-sale is not enough, our teams go back to existing customers and sell them more and more products. If we mis-sell once, we lose the opportunity to sell again to that customer. No one wants that," he says. But finally, it is up to the consumer to ask the agent the relevant questions. For no amount of regulation can replace investor education.

Convenience, speed are key

World over, supermarkets have been growing rapidly in the consumer finance area. Even Wal Mart is reportedly looking to open its own bank. In India, Kishore Biyani and the Pantaloon and Future Groups are clearly the trail blazers of retail, and are now looking at a slice of the consumption loans and financial services pie. With a format that interlinks seamlessly with its retail operations, we would be hearing more of Future Money soon.

What is the Future Money format going to be?

For us, the biggest advantage is that we can ride on our stores. We get about 150 million footfalls a year and we expect this to go to a billion by 2010. To these customers, we would offer all kinds of loans and financing services. Also, it is a fact that it is very easy for us to offer finance schemes to customers. What happens today is that there is no convergence of the retailer and the financier.

The guy who is financing is only interested in financing and the retailer does not care whether the customer takes a finance scheme or pays in any other way. Now, for the first time these two are converging. The retailer wants every financier to be there - we are in the store and are going to finance our customers.

At stage one, we would offer finance through all our formats. At the next stage, we would offer credit cards and personal loans. After this, we will roll out investment products like mutual funds.

What percentage of interest do you charge?

That would depend on market factors. Today we have gone and tied up with a lot of manufacturers for consumer durables. We are offering interest rates that the rest of the market is. Our stores will have only us as the financing option. While the consumer is free to go and look for other offers outside, he may choose not to do so. Our stores already offer very competitive prices.

What Future Money would do is only improve the whole process. Today, if you go to a retailer it will take you about 3-4 days to get your finance. We would make it faster. We've been able to turn around applications in 24-36 hours and are looking at 1.3-1.4 million customers by 2010. Costs are already low for the customer. Convenience and speed are the key.

In the investment area, would you also advise your customers on what products they should buy or invest in? We are not looking at getting into the advice area of personal finance. The people who we would deal with are the masses, and they may not understand these complications.

We could suggest funds based on their historical performances but we would not actively provide a financial planning module. We will enable the transaction, and that is all we are looking at currently. We will offer the customer what he wants, but we will not be wealth managers for the customer.

Rakesh  Makkar, CEO, Future Money

Will the friendly neighbourhood salesman disappear?

Unlikely, especially if he has a well-established personal connect with his customers. If you have been handing over your insurance cheque to the same person for the last 15 years, you are likely to continue doing so. But, due to competition in the market, he would have to ensure that he too gives the best.

"Most of the products will be branded and to that effect, there will be few big players. However, I see a definite chance for one-shop service-providers who will thrive on relationship and service. The medium type may have to be part of a bigger organisation," says George.

With large players pushing for the one-stop shop format, independent advisors will also have to improve their product basket. Those advising high net worth individuals would now have to look seriously into being able to transact on offshore products.

Those who have clients in non-metros would have to be able to advice on commodity trading. Even planners with small operations are now being wooed by large companies and investment banks who want to buy a part of the business. His relationship with you makes the planner or the agent an important cog in the wheel of their big machinery.

With the industry buzzing, look out for announcements of takeovers, acquisitions and new products - these would flow in by the week now. The future of your money is no more a vague factor of time - it is knocking on your door now. Stay tuned with us, as we track the industry.

'Market looks exciting now'

Indiainfoline, along with Indiabulls [Get Quote], is part of the select group of rare successes of the Internet boom. Over and above the equity trading platform, they offer their clients commodity broking, and distribute mutual funds, fixed deposits and insurance. The company is frequently in the news for attracting buying interest from various large foreign players, but so far it hasn't sold stake to any of their suitors.

Is this a point of inflection for the industry?

This is an exciting time in the industry - the market is expanding rapidly, a lot of big players are entering, a lot of foreign players are interested and are looking for ways to enter. This phase is probably similar to what the banking industry went through soon after private players came in.

The reason why actual consolidation is not happening is the pace of expansion. Who wants to sell a business that is growing at 15-16 per cent every year? Foreign players do not understand our markets. In the US, $100,000 is retail, here retail sums are as little as Rs 5,000. So, there is a difference and we need to play our market in our way.

How would the investor benefit from the changes taking place in financial services intermediaries now?

Investors will certainly have a good time now. Earlier, products were often pushed to the investor, but now he will get better services. Foreign players will bring in best global practices.

You will deal with far more informed intermediaries and the research reports that you see would be of higher quality. Investors can look forward to better research, better technology and better service. Also, with the entry of large foreign players, there would also be new products hitting the markets.

What would these products be?

It is only a question of time before capital guaranteed products get launched. Several other investment areas that are successful abroad will make their way here. These could be commodity exchange traded products, or real estate exchange traded funds.

What are Indiainfoline's plans?

We are a retail one-stop shop and we would continue to offer the entire gamut of financial service products to our customers. We have about 600 branches and will have 2,000-3,000 trained finance professionals to advise our clients. Our customers can access us through our branches, telephone or Net. We will continue to do what we are doing currently, but in a better manner.

What are the key changes among Indian investors today? There is a lot of interest in new areas of investment, such as commodities. A larger number of investors are looking at it. On the other hand, a lot of customers would rather not invest even in direct equity. They mostly invest in mutual funds and insurance. So, there are all kinds of investors even within diverse profiles.

R.Venkatraman, Co-promoter and Executive Director, Indiainfoline

STRATEGIES FOR EFFECTIVE BANK MARKETING IN INDIA
Full research paper for 9th Bi-Annual Conference of EACES
By
Dr. Pankaj Trivedi
Professor of Finance and Economics
K.J. Somaiya Institute of Management Studies and Research, Mumbai. INDIA
Affiliated to University of Mumbai. INDIA
E.mail: trivedi@simsr.somaiya.edu

(Available at   www.brighton.ac.uk/bbs/eaces/papers/1f1.pdf)

Introduction:

Since the inception of globalization in India, banking sector has undergone various changes. Introduction of asset classification and prudential accounting norms, deregulation of interest rate and opening up of the financial sector made Indian banking sector competitive. Encouragement to foreign banks and private sector banks increased competition for all operators in banking sector. The protective regime by the authority is over. Indian banks are exposed to global competition. Even competition within the country has increased manifold. The almost monopoly position enjoyed by the public sector banks of India is no more in existence. Under this development Indian banks needs to reinvent the marketing strategy for growth.
India is a country where there is three tire level of geographical area development. There are full fledged urban areas covering the metropolitan cities and other big cities. On the other hand there are underdeveloped rural areas too. In between these two extreme there is semi urban areas also covering small towns. Prior to nationalization of banks in India, banking was concentrating in the urban areas only. However, after nationalization of 14 large commercial banks in India rural banking was started. To day the scene of Indian banking is different than what it was on the eve of nationalization. Today nearly half of the total branches of the banks are found in the rural areas. However, the spread of the bank in Indian rural and semi urban areas are highly different from state to state and region to region. Many states have fewer networks of bank branches in the rural areas.
Under such scenario different marketing approach for different areas is required. If the bank follows the same marketing strategy for all areas the success would be difficult.

Marketing approach for urban areas

The urban areas of India are developed taking into account all parameters of development. The level of income of the people, the literacy rate and level of education as well as awareness of the people about rights of the customer are higher than that of the rural and even semi urban areas. Thus here for effective bank marketing different approach is necessary than that of rural areas. Here the marketing strategy should be based on customer service and the use of modern technology in banking. Under competitive environment for the success of the business, better customer service is of paramount importance. Attracting new customers and retaining existing customers is possible only with customer service. Use of modern technology in urban areas will also go long way for marketing of banking services. Technology based service like credit card, debit card, ATM, anywhere banking, internet banking, and mobile banking are necessary for urban areas. This is because it enables customers to perform banking transactions at their convenience. Business hours of a bank are also an important factor for urban banking. Banking services for long hours, say 12 hours and seven days a week is preferred by urban customers. It is suitable to urban life style. In India many private sector banks, especially co-operative banks and now even some of the public sector banks have also started this practice and they find it successful. To attract business and wholesale customers, banks need to adopt technology based product and service which is suitable to such class of customer. For instance RTGS, collection of out station cheques, issuing the cheques at par at any branch in the country, cash management facility, DD boutiques etc. are necessary.

Another strategy for effective marketing is bank need to change the focus from the traditional banking to universal banking. In urban areas the extent and variety of economic activities demands that one institution should meet all financial need of a customer. Under such an expectation of people universal banking would prove successful approach for bank marketing. The term ‘universal banking’ in general refers to the combination of commercial banking and investment banking, i.e., issuing, underwriting, investing and trading in securities. In a very broad sense, however, the term universal banks refers to those banks that offer a wide range of financial services, beyond commercial banking and investment banking, such as, insurance. The idea is to conduct banking and allied activities under one roof. Such allied activities may include credit cards, asset management, housing finance and insurance, all of which are run concurrently with core banking operations. A universal bank is a supermarket for financial products. Under one roof, corporate can get loans and avail of other handy services, while individuals can bank and borrow.
For increasing customer base and retention of the existing cliental universal banking approach is effective strategy. Universal banking offers number of benefits to customers as well as the banks. For instance, economies of scale arise in multi-product firms because costs of offering various activities by different units are greater than the costs when they are offered together. The wide range of financial products and services offered holds a greater appeal for the customer than specialized banks due to the comprehensive service provided by a universal bank. This is one of the major factors which is useful for any bank to face competition successfully and increase their market share. Modern banking is heavily depending upon retail banking. To attract retail customer this approach is ideal. Empirical study clearly shows that all most all banks are taking retail customers seriously and focusing their marketing strategy towards them. Universal banking with focus on retail customers made the ICICI banks to acquire first position in Indian banking sector. Other banks of India are also adopting ICICI model for growth.

Universal banking approach is beneficial to bank also. For banks economies of scale relate to cost-savings through sharing of overheads and improving technology by jointly providing generically similar groups of services. Since universal banking basically provides financial services, the inputs like manpower, infrastructure is more or less same.
Necessary changes in the inputs can be made easily. For instance training can be given to staff for providing different financial services to customers. Moreover the most important benefit for the bank is that it is useful to increase the fee based income of the bank.
Financial sector passing from lower interest rate regime at present and added to this the process of disintermediation is affecting the main and the traditional source of income for the banks i.e. interest income. All banks are striving hard to increase their fee based income to improve their bottom line. Universal banking can help the banks here positively.

Marketing approach for rural areas

Prior to nationalization of banks in 1969, the rural areas were virtually without banking facility. At that time unorganized sector was dominating in the rural finance. After nationalization of banks in 1969 branches of the banks were started gradually in the rural areas also. To day more than 50 percent branches of the banks are found in the rural areas. However, the distribution of banks in the rural areas is highly uneven. In different state the extent of rural banking is different. Though some of the states have good performance in the rural banking but in spite of that unorganized sector is still dominating in the rural banking. It means here the nature of competition is different. Here banks have to face competition with the unorganized sector. Moreover the rural banking is highly regularized activity by the Government in India. Lending as well as interest rate is regularized. Thus under such environment different marketing approach is required. For effective rural marketing product development, promotion and communication is important. All these parameters banks have to balance with socio-economic factors prevailing in the rural areas. Here bank need to innovate product that could attract the depositors. Various loan schemes that are suitable for them for getting funds at right time and also they find convenient to repay. For instance traditional saving bank account may be given a fixed deposit concept that once a particular limit of balance is reached the funds from saving account is automatically converted into fixed deposit attracting higher interest rate. Same way giving more liquidity status to fixed deposit account. In some of the states of India there is considerable amount of NRI deposits. Banks need to develop some scheme which would attract them to bank with. For loans and advances products which are suitable to farmers, small traders, small scale agro based rural industries are already in existence. Banks need to see that how value addition can be made to these existing schemes. Banks also needs to tie up with Non Government Organisations and various Self Help Groups for different types of loans, micro financing etc. This will help the bank for building good image and reputation in the rural areas over and above the business. Another potential area which can be explored by the banks in the rural area is retail banking. With the steady increase in the income of the rural people there is ample scope for retail loan products like housing loans and loans for consumer durables.

Marketing through customer services in rural areas is different from that of urban areas.
Here personalized banking is the success mantra for banks. Because of high level of illiteracy people prefer to undertake banking transaction themselves. They hesitate to depend upon technology based service. For effective marketing in rural areas bank should have staff with right soft skill like concern for customers’ problem, positive attitude, good communication and negotiation skill. At every level of dealing with the customer bank need to educate them for banking activities and processes. To attract the customers from the unorganized sector most important factor is to provide the borrower the required finance of right amount and at right time.

Conclusion

Banking sector has undergone various changes after the new economic policy based on privatization, globalization and liberalization adopted by Government of India.
Introduction of asset classification and prudential accounting norms, deregulation of interest rate and opening up of the financial sector made Indian banking sector competitive. Encouragement to foreign banks and private sector banks increased competition for all operators in banking sector. Banks in India prior to adoption of new economic policy was protected by Government and was having assured market due to almost state monopoly in banking sector. However, under the new environment, Indian banks needs to reinvent the marketing strategy for growth. In India geographical development is not even throughout the country, there are full fledged urban areas covering the metropolitan cities and other big cities. On the other hand there are underdeveloped rural areas too. For effective bank marketing different approach for different areas is required. In urban areas customer service is of paramount importance as the level of literacy and therefore awareness of the people is more. Also technology based marketing would have higher degree of success due to typical urban life style of the people. Universal banking providing all financial services under one roof will have more success in urban areas. In the rural areas for bank marketing personalized banking will go in long way. Also banks need to offer innovative tailor made deposits and advances products to suit individual customers. Delivery of advances of right amount and at right time is essential in rural marketing.

References

Services Marketing and Management. Audrey Gilmore. Response Books
Service Quality Management in Banks. D. Ghosh Roy. BDP Publishers
Customer Service in Banks and its importance B.R.Parthasarathi. Professional
Banker.Nov.2005
Bank Marketing. Shyam Ji Mehrotra. Professional Banker. April 2006
Markrting and Business Strategy for Retail loans in PSBs. Vijayant Kumar Verma.
Bank Economists’ Conference 2000
Universal Bnaking in India: Some issues and Challenges. Dr. Janak Raj.
Bank Economists’ Conference 2000

ANNEX 114

ANNEX 114-A -- PART I

Statement Showing Reconcilation of Figure Quoted in 12th May 2007 Press release and figures reported by PWC in their Audited Financial Staements

Main Reason for Differences:

1.           Non inclusion of SMC Comtrade Ltd.  along with its subsidiariesin PWC Account as Comtrade has become our 100% subsidiary on 26 April 2007 by acquiring 60 % shares hence PWC has included 40% profit share of Comtrade in their financial statements

2.           Figures of year Ending 31st March 2007 was provsional

3.           Different Policies Adopted by as per US Gaap Methods

4.           Currency conversion rate is PWC financial Statememts at Rs. 43.10 per US$ however in Press release it was covverted at Rs. 42.00 per US$

	Figures in Million US $
Years	2006-07
Particulars	GROSS REV	EBIT	PAT
Reported in press release on 12/05/2007	34.33	18.50	13.40
Less Account of (SMC Comex International DMCC+Nexgen Capitals Ltd. + DSP Insurance Brokers (P) Ltd.)	0.68	0.20	0.19
Less Account of SMC Comtrade Ltd.	7.78	5.69	4.49
Reported	25.87	12.62	8.73
Difference in Provisional & Audited accounts as on 31.03.2007	(0.33)	(0.40)	(0.27)
Difference Due to changes in Policies and US GAAP and IGAAP in following heads
BROKERAGE	(0.07)	(0.07)	(0.07)
Other Income	(0.02)	(0.02)	(0.02)
Own Account	(0.79)	(0.79)	(0.79)
VPN Recovery	0.15	—	—
Transaction charges	—	—	—
Deferred Tax Expense	—	—	0.35
Depreciation	—	(0.20)	(0.20)
Gratuity	—	(0.03)	(0.03)
Bad Debts	—	(0.04)	(0.04)
Terminal Licenses	—	0.14	0.14
Vsat Recovery Deffered	—	(0.03)	(0.03)
Differnce in Tax (Current)	—	—	(0.02)
Interest on TDS	—	—	—
Salary	0.02	0.02	0.02
Penalty	—	—	—
Fringe Benefit Tax	—	(0.02)	—
Unclaimed STT Paid written off	—	(0.49)	(0.49)
Prior Period Income/Expense	—	(0.00)	(0.00)
Profit on sale of Fixed Assets	0.00	0.00	0.00
TDS written Off for earlier years	—	—	—
Total (Converted @Rs. 42 Per $)	24.83	10.69	7.28

Currency Difference of 43.10 and 42.00 per US$	0.65	0.28	0.19

Adjusted Figures	24.18	10.41	7.09

Add Depreciation and Amortisation	—		—
Add Extra Ordinary Gain	—		0.25
Add Share of Equity Investee	—		1.70
Adjusted Final Figures	24.18	10.41	9.03

Reported by PWC(SAM) (Converted @Rs. 43.1 Per $)	9.07	4.31	3.16
Reported by PWC(SMC) (Converted @Rs. 43.1 Per $)	15.11	6.10	5.88
	24.18	10.41	9.04

Difference	0.00	(0.01)	(0.00)

ANNEX 114-A -- PART II

Statement Showing Reconcilation of Figure Quoted in 12th May 2007 Press release and figures reported by PWC in their Audited Financial Staements

Main Reasons for Differences

1.          Non inclusion of SMC Comtrade Ltd.  along with its subsidiariesin PWC Account as Comtrade has become our 100% subsidiary on 26 April 2007 by acquiring 60 % shares hence PWC has included 40% profit share of Comtrade in their financial statements

2.          Figures of year Ending 31st March 2007 was provsional

3.          Different Policies Adopted by as per US Gaap Methods

SMC	Figures in Million US $
Years	2005-06
Particulars	GROSS REV	EBT	PAT
Reported in press release on 12/05/2007	18.38	7.85	5.44
Less Account of (SMC Comex International DMCC+Nexgen Capitals Ltd. + DSP Insurance Brokers (P) Ltd.)	—	—	—
Less Account of SMC Comtrade Ltd.	1.90	0.74	0.49
Reported	16.48	7.11	4.95

Difference Due to changes in Policies and US GAAP and IGAAP in following heads
BROKERAGE	0.22	0.22	0.22
Other Income	0.27	0.27	0.27
Own Account	0.30	0.30	0.30
VPN Recovery	—	(0.13)	(0.13)
Transaction charges	—	0.06	0.06
Deferred Tax Expense	—	—	(0.01)
Depreciation	—	(0.10)	(0.10)
Gratuity	—	(0.02)	(0.02)
Printing & Stationery	—	(0.00)	(0.00)
Bad Debts	—	—	—
Terminal Licenses	—	—	—
Recovery of Transaction Chgs	—	(0.28)	(0.28)
Vsat Recovery Deffered	—	(0.01)	(0.01)
Differnce in Tax (Current)	—	—	(0.13)
Interest on TDS	—	(0.01)	(0.01)
Salary	—	—	—
Penalty	—	(0.24)	(0.24)
Fringe Benefit Tax	—	(0.01)	—
Unclaimed STT Paid written off	—	(0.20)	(0.20)
Prior Period Income/Expense	—	(0.02)	(0.02)
Profit on sale of Fixed Assets	—	—	—
TDS written Off for earlier years	—	—	—
Total (Converted @Rs. 42 Per $)	17.27	6.94	4.65

Currency Difference of 43.10 and 42.00 per US$	—	—	—

Adjusted Figures	17.27	6.94	4.65

Add Depreciation and Amortisation	—		—
Add Extra Ordinary Gain	—		—
Add Share of Equity Investee	—	—	0.21
Less Taxes
Adjusted Final Figures	17.27	6.94	4.86

Reported by PWC(SAM) (Converted @Rs. 42 Per $)	6.53	1.84	1.26
Reported by PWC(SMC) (Converted @Rs. 42 Per $)	10.73	5.10	3.60
	17.27	6.94	4.86

Difference	0.00	(0.00)	0.00